CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Amount to be Registered(1)	Offering Price Per Share	Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	4,950,331	$75.50	$373,749,991	$48,139

(1)	Includes 645,695 shares of common stock that may be sold upon exercise of the underwriters’ over-allotment option.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”), and relates to the registration statement on Form S-3 (File No. 333-192440) filed by the TreeHouse Foods, Inc.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-192440

PROSPECTUS SUPPLEMENT

(To prospectus dated November 20, 2013)

4,304,636 Shares

TreeHouse Foods, Inc.

Common Stock

We are offering 4,304,636 shares of our common stock.

The net proceeds from this offering will be used to fund, in part, the contemplated acquisition of Snacks Parent Corporation, which we refer to herein as Flagstone Foods or Flagstone. See “Prospectus supplement summary—Recent developments” and “Use of proceeds” in this prospectus supplement for more information regarding this contemplated acquisition. This offering is not contingent upon the completion of our acquisition of Flagstone.

Our common stock is listed on the New York Stock Exchange under the symbol “THS.” On July 14, 2014, the last reported sale price of our common stock on the New York Stock Exchange was $78.51 per share.

Investing in our common stock involves risks that are described in the “Risk factors” section beginning on page S-16 of this prospectus supplement.

	Per Share	Total

Public offering price	$75.50	$325,000,018

Underwriting discount	$3.02	$13,000,001

Proceeds, before expenses, to us	$72.48	$312,000,017

We have granted to the underwriters the right to purchase up to an additional 645,695 shares. The underwriters can exercise this right at any time within 30 days after this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares of common stock against payment on July 22, 2014.

Joint Book Running Managers

J.P. Morgan	Wells Fargo Securities	BofA Merrill Lynch

Lead Managers

BMO Capital Markets	SunTrust Robinson Humphrey

Co-Managers

Barclays	BB&T Capital Markets	William Blair	Stephens Inc.

The date of this prospectus supplement is July 17, 2014.

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About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of shares of our common stock. The second part, the accompanying prospectus dated November 20, 2013, which is part of our Registration Statement on Form S-3, gives more general information, some of which does not apply to this offering.

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add, update or change information contained in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the information contained in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus and “Incorporation by reference” in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus, and in other offering material, if any, or information contained in documents which you are referred to by this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. See “Underwriting.” The information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus or other offering material is accurate only as of the date of those documents or information, regardless of the time of delivery of the documents or information or the time of any sale of the securities.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of shares of our common stock in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters, to subscribe to or purchase any of shares of our common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

Unless otherwise stated or the context otherwise requires, as used in this prospectus supplement, references to “TreeHouse,” the “Company,” “us,” “we” or “our” mean TreeHouse Foods, Inc. and its consolidated subsidiaries. When we refer to “you” in this prospectus supplement, we mean all purchasers of shares of our common stock being offered by this prospectus supplement and the accompanying prospectus, whether they are the holders or only indirect owners of those securities.

Cautionary statement regarding forward-looking information

Certain statements and information in this prospectus supplement may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934,

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as amended (the “Exchange Act Act”). The words “believe,” “estimate”, “project”, “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. These forward-looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. We are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. Such factors include, but are not limited to, the outcome of litigation and regulatory proceedings to which we may be a party; the impact of product recalls; increased competition in our industry and actions of our competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; our ability to obtain suitable pricing for our products; development of new products and services; our level of indebtedness; the availability of financing on commercially reasonable terms; cost of borrowing; our ability to maintain and improve cost efficiency of operations; changes in foreign currency exchange rates, interest rates, raw material, and commodity costs; changes in economic, political, and weather conditions and other factors beyond our control; reliance on third parties for manufacturing of products and provision of services; general U.S. and global economic conditions and disruptions in the financial markets and; the financial condition of our customers and suppliers and our ability to retain our customers; consolidations in the retail grocery and foodservice industries; our ability to continue to make acquisitions in accordance with our business strategy or effectively manage the growth from acquisitions; changes in consumer preferences; changes in laws and regulations applicable to us; disruptions in or failures of our information technology systems; disruption of our supply chain or distribution capabilities; and labor strikes or work stoppages; failure to complete the acquisition of Flagstone; failure to achieve expected benefits of the acquisition of Flagstone; incurrence of significant expenses to acquire and integrate Flagstone; decline in market price of our common stock as a result of the acquisition of Flagstone and other risks that are described under the heading “Risk factors” in this prospectus supplement and our other reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Market and industry data

Certain market data contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus are based on independent industry publications and reports by market research firms. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

Non-GAAP financial measures

We have included the financial measures of adjusted EBITDA and free cash flow in this prospectus supplement, which are “non-GAAP financial measures” as defined under the rules of the SEC. Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense, non-cash

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stock based compensation and unusual items. Free cash flow represents cash flows from operating activities less capital expenditures.

Adjusted EBITDA and free cash flow are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). Adjusted EBITDA is a performance measure that is used by our management, and we believe is commonly reported and widely used by investors and other interested parties to evaluate a company’s operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect, among other things:

•	our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	any cash income taxes that we have been or may be required to pay;

•	Assets are depreciated or amortized over estimated useful lives and often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not adjust for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	Adjusted EBITDA does not reflect limitations on, or costs related to, transferring earnings from our subsidiaries to us and the guarantors.

Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the operation and growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA as a supplement.

In evaluating adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those for which adjustments are made in calculating adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as a basis to infer that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA does not reflect the impact of earnings or charges resulting from certain matters we consider to be indicative of our ability to service our debt over the period such debt is expected to remain outstanding.

Free cash flow is not required by, or presented in accordance with, GAAP. Our management believes that free cash flow provides useful additional information concerning cash flow available to meet future debt service and other payment obligations, satisfy working capital requirements and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

The non-GAAP measure of adjusted EBITDA used in this prospectus supplement may be different from similar measures used by other companies, limiting their usefulness as comparable measures. This non-GAAP financial measure should not be considered as an alternative to net income or cash flows from operating activities as an indicator of operating performance or liquidity.

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See footnote (3) to the summary historical and pro forma financial information under “Prospectus Supplement Summary—Summary historical and pro forma financial information” for a description of the calculation of adjusted EBITDA and an unaudited reconciliation of adjusted EBITDA to net income. See footnote (4) to the summary historical and pro forma financial information under “Prospectus Supplement Summary—Summary historical and pro forma financial information” for a description of the calculation of free cash flow and an unaudited reconciliation of free cash flow to cash flow from operating activities.

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Prospectus supplement summary

This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that may be important to you in deciding whether to invest in shares of our common stock. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk factors” section, and the other documents that we refer to and incorporate by reference herein for a more complete understanding of TreeHouse and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus.

Our company

We are a leading manufacturer of private label food products in the United States and Canada. Our products are focused in center-of-store, shelf stable food categories. We believe we are the largest manufacturer of private label salad dressings, powdered drink mixes, and instant hot cereals in the United States and Canada and the largest manufacturer of non-dairy powdered creamer and pickles in the United States, based upon total sales volumes. Our business is organized into three reportable segments, including North American Retail Grocery, Food Away from Home, and Industrial and Export, which supply our products primarily into the grocery retail, foodservice and industrial food channels. We currently supply more than 250 food retail customers in North America, including 49 of the 50 largest food retailers, and more than 500 foodservice customers, including the 200 largest food distributors and 53 of the 100 largest restaurant chains.

TreeHouse Foods, Inc. was created from Dean Foods’ spin-off of certain of its specialty businesses to its shareholders. Since we began operating as an independent entity in June 2005, we have significantly expanded our product offerings in center-of-store, shelf stable food categories by completing nine strategic acquisitions. During 2013, we generated net sales of $2,294 million, adjusted EBITDA of $323 million and free cash flow of $142 million. During the three months ended March 31, 2014, we generated net sales of $619 million and adjusted EBITDA of $81 million.

Products

The following table presents the Company’s net sales by major products:

	Three months ended March 31,				Year ended December 31,
(Dollars in thousands)	2014		2013		2013		2012		2011

Products:
Beverages	$124,320	20.1%	$68,695	12.7%	$341,547	14.9%	$234,430	10.8%	$219,932	10.7%
Salad dressings	88,136	14.2	72,779	13.5	334,577	14.6	284,027	13.0	220,359	10.7
Beverage enhancers	84,765	13.7	91,174	16.9	361,290	15.7	362,238	16.6	359,860	17.6
Pickles	68,849	11.1	70,910	13.1	297,904	13.0	308,228	14.1	300,414	14.7
Mexican and other sauces	60,649	9.8	58,171	10.8	245,171	10.7	232,025	10.6	195,233	9.5
Soup and infant feeding	57,197	9.2	55,078	10.2	219,404	9.6	281,827	12.9	299,042	14.6
Cereals	44,901	7.3	47,789	8.8	169,843	7.4	162,952	7.5	150,364	7.3
Dry dinners	35,077	5.7	29,194	5.4	124,075	5.4	126,804	5.8	115,627	5.6
Aseptic products	21,887	3.5	23,929	4.4	96,136	4.2	91,585	4.2	92,981	4.5
Jams	13,611	2.2	14,855	2.8	57,330	2.5	61,436	2.8	64,686	3.2
Other products	19,511	3.2	7,536	1.4	46,650	2.0	36,573	1.7	31,487	1.6

Total net sales	$618,903	100.0%	$540,110	100.0%	$2,293,927	100.0%	$2,182,125	100.0%	$2,049,985	100.0%

TreeHouse categories

Beverages.    We produce a variety of powdered drink mixes, including lemonade, iced tea, energy, vitamin enhanced, and isotonic sports drinks. Also included in this category are our single serve beverages, which include our single serve hot beverages, such as cappuccino, cider, hot cocoa, and filtered coffee. In 2013, as a result of the Associated Brands acquisition (as defined and described under the subheadings “—Competitive strengths—Successful track record of acquiring and integrating businesses” and “—Strategy—Growth through acquisitions”), we also added specialty teas to our beverages offerings. These products are sold primarily to grocery retailers. We believe we are the largest manufacturer of private label powdered drink mixes in both the United States and Canada, based on volume. For the twelve months ended December 31, 2013, beverages represented approximately 14.9% of our consolidated net sales. For the three months ended March 31, 2014, beverages represented approximately 20.1% of our consolidated net sales.

Salad dressings.    We produce pourable and spoonable, refrigerated and shelf stable salad dressings. Our salad dressings are sold primarily to grocery retailers throughout the United States and Canada, and encompass many flavor varieties. We believe we are the largest manufacturer of private label salad dressings in both the United States and Canada, based on volume. For the twelve months ended December 31, 2013, salad dressings represented approximately 14.6% of our consolidated net sales. For the three months ended March 31, 2014, salad dressings represented approximately 14.2% of our consolidated net sales.

Beverage enhancers.    Beverage enhancers includes non-dairy powdered creamer, refrigerated liquid non-dairy creamer and sweeteners. Non-dairy powdered creamer is used as coffee creamer or whitener and as an ingredient in baking, hot and cold beverages, gravy mixes and similar products. Product offerings in this category include both private label and branded products packaged for grocery retailers, foodservice products for use in coffee and beverage service, and other industrial applications, such as portion control, repackaging and ingredient use by other food manufacturers. We believe we are the largest manufacturer of non-dairy powdered creamer in the United States, based on volume. For the twelve months ended December 31, 2013, beverage enhancers represented approximately 15.7% of our consolidated net sales. For the three months ended March 31, 2014, beverage enhancers represented approximately 13.7% of our consolidated net sales.

Pickles.    We produce pickles and a variety of related products, including peppers and pickled vegetables. We produce private label and regional branded offerings in the pickles category. These products are sold to grocery retailers, foodservice and industrial customers. We believe we are the largest producer of pickles in the United States, based on volume. For the twelve months ended December 31, 2013, pickles and related products represented approximately 13.0% of our consolidated net sales. For the three months ended March 31, 2014, pickles represented approximately 11.1% of our consolidated net sales.

Mexican and other sauces.    We produce a wide variety of Mexican and other sauces, including salsa, picante sauce, cheese dip, enchilada sauce, pasta sauces and taco sauce that we sell to grocery retailers and foodservice customers in the United States and Canada, as well as to industrial markets. For the twelve months ended December 31, 2013, Mexican and other sauces represented approximately 10.7% of our consolidated net sales. For the three months ended March 31, 2014, Mexican and other sauces represented approximately 9.8% of our consolidated net sales.

Soup and infant feeding.    Condensed, ready to serve, and powdered soup, as well as broth and gravy, are produced and packaged in various sizes, from single serve to larger sized packages. We primarily produce private label products sold to grocery retailers. In late 2012, we experienced a partial loss of soup business from a customer. Due to timing, this loss had minimal impact on sales in 2012, but had a much larger impact in 2013. See the “Executive Overview” section of “Management’s Discussion and Analysis of Financial Condition and

Results of Operations” section in our in our Annual Report on Form 10-K for the year ended December 31, 2013 for more information regarding the impact of this loss. We co-pack organic infant feeding products for a branded baby food company in the Industrial and Export segment. For the twelve months ended December 31, 2013, soup and infant feeding sales represented approximately 9.6% of our consolidated net sales, with the majority of the sales coming from soup sold through the retail channel. For the three months ended March 31, 2014, soup and infant feeding represented approximately 9.2% of our consolidated net sales.

Cereals.    We produce a variety of cold, instant, and cook-on-stove hot cereals, including oatmeal, farina and grits in single-serve instant packets and microwaveable bowls. These products are sold primarily to grocery retailers. We believe we are the largest manufacturer of private label instant hot cereals in both the United States and Canada, based on volume. For the twelve months ended December 31, 2013, cereals represented approximately 7.4% of our consolidated net sales. For the three months ended March 31, 2014, cereals represented approximately 7.3% of our consolidated net sales.

Dry dinners.    We produce private label macaroni and cheese, skillet dinners and other value-added side dishes. These products are sold to grocery retailers. For the twelve months ended December 31, 2013, dry dinners represented approximately 5.4% of our consolidated net sales. For the three months ended March 31, 2014, dry dinners represented approximately 5.7% of our consolidated net sales.

Aseptic products.    We produce aseptic products, which include cheese sauces and puddings. Aseptic products are processed under heat and pressure in a sterile production and packaging environment, creating a product that does not require refrigeration prior to use. These products are sold primarily to foodservice customers in cans and flexible packages. For the twelve months ended December 31, 2013, aseptic products represented approximately 4.2% of our consolidated net sales. For the three months ended March 31, 2014, aseptic products represented approximately 3.5% of our consolidated net sales.

Jams.    We produce jams and pie fillings that are sold to grocery retailers and foodservice customers in the United States and Canada. For the twelve months ended December 31, 2013, jams represented approximately 2.5% of our consolidated net sales. For the three months ended March 31, 2014, jams represented approximately 2.2% of our consolidated net sales.

Industry overview

The U.S. food total outlet retail market is estimated at close to $625 billion in annual sales, of which private label food represents approximately $112 billion. According to independent market research studies, private label food products have increased their market share in the United States from approximately 11.6% in 1988 to approximately 16.5% in 2013. We believe that product and packaging improvements, along with greater focus by retailers, have fundamentally changed private label from inexpensive, generic brand imitators to store-branded national brand equivalents offering value and product quality that often meet or exceed that of branded competitors. Despite gains in market share, private label penetration across packaged food sectors in the United States remained below that of many developed economies, including France (24%), Spain (35%), Germany (34%), The United Kingdom (35%) and Switzerland (44%) (market research estimates based on 2013 data).

We expect the convergence of several factors to support the continued growth of private label food product sales in the United States, including:

•	Greater focus by grocery retailers in developing their private label food product programs as the store becomes the brand;

•	The emergence of private label food products with reputations for quality and value that meet or exceed national brands; and

•	Fundamental changes in consumer behavior that favor the secular growth trends in private label food products.

Given the highly competitive nature of the U.S. food retailing industry, we believe that most grocery retailers are seeking to expand their private label food product programs as a means to differentiate themselves from competitors, build customer loyalty and enhance margins and profitability. As the breadth and quality of a particular grocery retailer’s private label offering factors more prominently in consumers’ store selection criteria, we believe that a well developed, high quality private label food product offering can be an effective marketing tool for retailers to further their brand image, drive customer traffic to their stores and enhance shopper loyalty. In addition to the inherent marketing benefits, private label food products generally offer retailers higher gross margins and profits than branded equivalents. Consequently, many grocery retailers have announced targets for expanding their share of private label food product sales, over the next several years, to drive greater productivity from their store base.

According to industry data, private label products accounted for over 25% of all new product introductions in the U.S. packaged food industry during 2012. This is an increase of 10% when compared to the number of private label product launches in 2008. In the same time period, branded product launches have declined approximately 15%. We believe this increase in private label product launches is a direct response to consumer desire for high quality food products that offer compelling value. As private label has grown, many offerings have developed reputations for value and high product quality that often meet or exceed those of branded competitors. According to multiple consumer surveys, the majority of consumers who have tried private label food products during the economic downturn reported that they will not return to purchasing branded products when the economy improves. We believe many of these consumers will retain their loyalty to private label food products based on the product quality and value proposition associated with these products.

Consumers across all income groups continue to accept and seek out private label offerings, with offerings at the premium product and value product ends of the spectrum growing at a greater pace than standard products. Accordingly, the private label market is expanding in both the “better-for-you,” as well as the convenience segments of the market.

The private label food manufacturing base is highly fragmented. In retail grocery, we believe the top seven private label manufacturers represent less than 25% of category sales. As a result, a typical grocery retailer relies upon hundreds of private label food suppliers. We believe the highly fragmented private label manufacturing base will continue to consolidate as retailers seek out suppliers who can offer value-added capabilities like innovation and category management along with the ability to supply multiple private label products on a national basis.

Competitive strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our continued success:

Leading private label market shares in attractive categories. We are a leading private label manufacturer of a broad range of center-of-store, shelf stable food products. We have the leading share of private label food product sales in many of our core product categories, namely powdered non-dairy creamer, sugar free powdered drinks, single serve coffee, salad dressings, soups, pickles, hot cereal and dry dinners. Additionally, we are the second largest private label supplier of jams and jellies and Mexican sauces. Our leading market share positions are supported by low cost manufacturing, research and development capabilities, product and packaging innovation and logistical and category management capabilities, which allow us to provide an enhanced level of service to our retail customers.

We believe that we participate in attractive product categories. Private label food product offerings in our product categories represent 10% or more of total sales in our core categories. Sales of private label food products in our eight largest product categories have consistently increased their share of category sales, mirroring the secular trend of increasing private label market share in U.S. grocery. According to market research reports, private label market growth rates have exceeded their respective categories in total for the period from 2003 to 2013.

Scale and innovation.    As one of the largest private label food product manufacturers in the United States and Canada, we believe that our scale enables us to be more efficient and effective in servicing our customers. As grocery retailers develop their private label food programs, we believe they will seek out suppliers that can provide strategic insight, product innovation, customer service, logistics and economies of scale throughout North America. We believe our category leadership, breadth of product offering and differentiated capabilities put us in position to be their supplier of choice.

We sell our products to a diverse customer base, including most of the leading grocery retailers and foodservice operators in the United States and Canada, and also a variety of customers that purchase bulk products for industrial food applications. We currently supply more than 250 food retail customers in North America, including 49 of the 50 largest food retailers, and more than 500 foodservice customers, including the 200 largest food distributors and 53 of the 100 largest restaurant chains. A relatively limited number of customers account for a large percentage of our consolidated net sales. For the year ended December 31, 2013, our ten largest customers accounted for approximately 52.7% of our consolidated net sales. For the years ended December 31, 2013, 2012 and 2011, our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 19.0%, 20.7% and 19.1%, respectively, of our consolidated net sales. For the three months ended March 31, 2014 and 2013, Wal-Mart Stores, Inc. and its affiliates accounted for 18.4% and 20.3%, respectively, or our consolidated net sales. No other customer accounted for 10% or more of the Company’s consolidated net sales. Total trade receivables with Wal-Mart Stores, Inc. and affiliates represented 24.8% and 30.1% of our total trade receivables as of December 31, 2013 and 2012, respectively.

Well-defined portfolio strategy.    Our management team has been successful in using economic value added, or EVA, analysis in the private label food products industry for several years. Applying EVA analyses across our product portfolio allows us to evaluate our prospects for profitable growth systematically and direct our resources to the products and categories that we believe offer the greatest potential. EVA analysis also identifies products and categories that lag behind the broader portfolio, focusing management’s attention on the areas within our portfolio that must be operated more efficiently. We update our EVA analyses on a quarterly basis and develop and implement operating strategies based on the results. Many of the operating enhancements we have achieved can be directly associated with our EVA efforts, including improving the returns in our pickle business and accelerating the growth of our salad dressing business.

Successful track record of acquiring and integrating businesses.    Since we began operating as an independent entity in 2005, we have completed several strategic acquisitions, including Del Monte Corporation’s private label soup and infant feeding business in April 2006; VDW Acquisition, Ltd, a manufacturer of Mexican sauces, in May 2007; E.D. Smith Income Fund, a manufacturer of salad dressings, jams and sauces, in October 2007; Sturm Foods, Inc. (“Sturm”), a manufacturer of hot cereals and powdered drink mixes, in March 2010; S.T. Specialty Foods, Inc. (“S.T. Foods”), a manufacturer of dry dinners, in October 2010; Naturally Fresh, Inc. (“Naturally

Fresh”), a manufacturer of refrigerated dressings, sauces, marinades, dips and other specialty items, in April 2012; Cains Foods, L.P. (“Cains”), a manufacturer of shelf stable mayonnaise, dressings and sauces, in July 2013; Associated Brands Management Holdings Inc., Associated Brands Holdings Limited Partnership, Associated Brands GP Corporation and 6726607 Canada Ltd. (collectively, “Associated Brands”), a manufacturer of powdered drinks, specialty teas and sweeteners, in October 2013; PFF Capital Group, Inc. (“Protenergy”), a manufacturer and developer of food products, in May 2014. On June 27, 2014, we entered into a definitive merger agreement (the “Merger Agreement”), pursuant to which a subsidiary of TreeHouse will merge with and into Flagstone and Flagstone will continue as the surviving corporation and as an indirect, wholly-owned subsidiary of TreeHouse. As a result of these efforts, we have expanded well beyond our original product base of pickles and non-dairy powdered creamer, adding eight additional complementary, shelf stable food categories (before considering the acquisition of Flagstone). We have a well-defined strategy for identifying, evaluating and integrating acquisitions that we believe differentiates us from many of our competitors. We believe that our proven acquisition capabilities will allow us to participate successfully in the ongoing consolidation trend among private label food product manufacturers.

Strong financial performance and significant cash flow generation.    We have grown our net sales from $708 million in 2005 to $2,294 million in 2013, representing a compounded annual growth rate, or CAGR, of 15.8%. Net income has increased from $12 million in 2005 to $87 million in 2013. Over this period, net income as a percentage of net sales increased 210 basis points. We have also grown our adjusted EBITDA from $300 million in 2011 to $323 million in 2013, representing a CAGR of 3.8%. We have generated strong, consistent cash flows. In 2013, we generated cash flows from operating activities of $217 million. For the three months ended March 31, 2014, we generated cash flows from operating activities of $36 million. In addition, we have increased our free cash flow from $88 million in 2011 to $142 million in 2013.

Strong management team.    The members of our senior management team have an average of 28 years of packaged food industry experience and have worked on several successful ventures throughout their careers. Our senior management team has demonstrated its ability to grow our business, increasing our net sales from $708 million in 2005 to $2,294 million in 2013 and our adjusted EBITDA from $300 million in 2011 to $323 million in 2013. These results have been achieved through a combination of organic growth, EVA-driven portfolio optimization efforts and several complementary acquisitions.

Strategy

We intend to grow our business profitably through the following strategic initiatives:

Expand partnerships with retailers.    As grocery retailers become more demanding of their private label food product suppliers, they have come to expect strategic insight, product innovation, customer service and logistical economies of scale similar to those of our branded competitors. To this end, we are continually developing, investing in, and expanding our private label food product offerings and capabilities in these areas. In addition to our low cost manufacturing, we have invested in research and development, product and packaging innovation, category management, information technology systems, and other capabilities. We believe that these investments enable us to provide a broad and growing array of private label food products that generally meet or exceed the value and quality of branded competitors that have comparable sales, marketing, innovation, and category management support. We believe that we are well positioned to expand our market share with grocery retailers given our differentiated capabilities, breadth of product offerings, and geographic reach.

Utilize our scale and innovation to meet customer needs.    The U.S. retail food industry has continued to bifurcate from traditional food retailers (those who carry a full array of refrigerated, frozen, and shelf stable products) to specialty retailers who cater to consumers who migrate to either end of the value spectrum. These specialty retailers tend to focus on either value offerings for consumers looking for the maximum value of their food purchases, or catering to consumers looking for the highest quality ingredients, unique packaging, or products to satisfy particular dietary needs. We offer a broad array of innovative products that we believe meet the “good, better, and best” needs of both traditional grocers and specialty retailers.

Drive growth and profitability from our existing product portfolio.    We believe we can drive organic growth from our existing product portfolio. Through insights gained from our EVA analyses, we develop operating strategies that enable us to focus our resources and investments on products and categories that we believe offer the highest potential. Additionally, EVA analyses identify products and categories that lag the broader portfolio and require corrective action. We believe EVA analysis is a helpful tool that maximizes the full potential of our product offerings.

Leverage cross-selling opportunities across customers, sales channels and geographies.    While we have high private label food product market shares in the United States for our non-dairy powdered creamer, soup, salad dressing, powdered drinks, instant hot cereals, and pickles, as well as a significant branded and private label food product market share in jams in Canada, we believe we still have significant potential for growth with grocery retailers and foodservice distributors that we either currently serve in a limited manner, or do not currently serve. We believe that certain customers view our size and scale as an advantage over smaller private label food product producers, many of whom provide only a single category or service to a single customer or geography. Our ability to service customers across North America and across a wider spectrum of products and capabilities provides many opportunities for cross-selling to customers who seek to reduce the number of private label food product suppliers they utilize.

Growth through acquisitions.    We believe we have the expertise and demonstrated ability to identify and integrate value-enhancing acquisitions. We selectively pursue acquisitions of complementary businesses that we believe are a compelling strategic fit with our existing operations. Each potential acquisition is evaluated for merit utilizing a rigorous analysis that assesses targets for their market attractiveness, intrinsic value, and strategic fit. We believe our acquisitions have been successful and consistent with our strategy. Since we began operating as an independent company in 2005, our acquisitions have significantly added to our revenue base, enhanced margins, and allowed us to expand from an initial base of two center-of-store, shelf stable food categories to more than ten. We attempt to maintain conservative financial policies when pursuing acquisitions and we believe that our proven integration strategies have resulted in rapid deleveraging. By identifying targets that fit within our defined strategies, we believe we can continue to expand our product selection and continue our efforts to be the low-cost, high quality and innovative supplier of private label food products for our customers. The merger and acquisition market showed increased activity in 2013 compared to prior years as economic conditions began to improve. During 2013, we completed the acquisitions of Cains for approximately $35 million and Associated Brands for approximately CAD $187 million. During the first half of 2014, we completed the acquisition of Protenergy for approximately CAD $170 million and, on June 27, 2014, we entered into a definitive Merger Agreement to acquire Flagstone for approximately $860 million.

Recent developments

Issuance of debt.    On March 11, 2014, the Company completed its underwritten public offering of $400 million in aggregate principal amount of 4.875% notes due March 15, 2022 (the “2022 Notes”), the proceeds of which were intended to extinguish $400 million in aggregate principal amount outstanding of the Company’s previously issued 7.75% notes due 2018 (the “2018 Notes”). Due to timing, only $298 million of the proceeds were used in the first quarter to extinguish the 2018 Notes. The remaining proceeds were used to temporarily pay down the $750 million revolving credit facility (the “Prior Credit Agreement”). On April 10, 2014, the Company extinguished the remaining $102 million in aggregate principal amount of 2018 Notes using borrowings under the Prior Credit Agreement.

Protenergy acquisition.    On April 18, 2014, we entered into a definitive Stock Purchase Agreement to acquire Protenergy, pursuant to which TreeHouse acquired all of the issued and outstanding capital stock of Protenergy, a privately owned Canadian company and developer and manufacturer of premium quality food products, namely private label broth, soups and gravies, for aggregate consideration of CAD $170 million in cash (the “Protenergy Acquisition”), subject to adjustments for working capital. The Protenergy Acquisition was consummated in May 2014.

Refinancing of credit facility.    On May 6, 2014, we entered into a new unsecured revolving credit facility (the “credit facility”) with an aggregate commitment of $900 million and a new $300 million senior unsecured term loan (the “Term Loan”) pursuant to a Credit Agreement (the “Credit Agreement”), with Bank of America, N.A., as administrative agent, and certain participating lenders party thereto. We used the proceeds from the Term Loan and a draw at closing on the credit facility to repay in full amounts outstanding under the Prior Credit Agreement. The Credit Agreement replaces the Prior Credit Agreement, and the Prior Credit Agreement was terminated upon the repayment of the amounts outstanding thereunder on May 6, 2014.

Flagstone acquisition.    On June 27, 2014, we entered into a definitive Merger Agreement, pursuant to which a subsidiary of TreeHouse will merge with and into Flagstone and Flagstone will continue as the surviving corporation and as an indirect wholly-owned subsidiary of TreeHouse. The purchase price is $860 million in cash, payable at closing, and subject to adjustments for working capital (the “Flagstone Acquisition”). Consummation of the Flagstone Acquisition is subject to customary closing conditions. We intend to finance the Flagstone Acquisition through this offering of shares of common stock with the balance funded by our Credit Agreement. Under the terms of our Credit Agreement, we expect to increase our credit facility by utilizing the accordion feature and structuring additional borrowings of $200 million as a new term loan (“Term Loan A”). Accordingly, the $860 million purchase price is expected to be funded by $312 million in net proceeds from the sale of common stock (after taking into account underwriting discounts and commissions), $348 million under the credit facility, and $200 million under Term Loan A. The consummation of this offering of shares of common stock is not conditioned upon the closing of the Flagstone Acquisition. In addition, there can be no assurance that the Flagstone Acquisition will be consummated under the terms contemplated or at all.

Update for second quarter of 2014.    Preliminary net sales results for the second quarter of 2014 are in line with our expectations of approximately $625 million, which represents an increase of over 18% from the same period last year. The anticipated increase is primarily due to acquisitions, which should contribute just over 14% of the increase. In addition, preliminary results indicate a positive volume/mix of over 5% for the quarter and a nearly 1% decline resulting from the impact of unfavorable foreign exchange rates. In our North American Retail Grocery segment, preliminary results indicate a positive volume /mix of approximately 6%, as increases in our beverages, pickles and salad dressings product categories had positive year over year growth. Such updated net sales and volume/mix information are estimates and actual results may differ materially.

Corporate information

We are a Delaware corporation incorporated on January 25, 2005. Our principal executive offices are located at 2021 Spring Road, Suite 600, Oak Brook, Illinois 60523. Our telephone number is 708-483-1300. Our website address is www.treehousefoods.com. The information on or accessible through our website is not part of this prospectus supplement or the accompanying prospectus and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus supplement.

The offering

The summary below describes the principal terms of this offering of shares of our common stock. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of shares of our common stock, see the section entitled “Description of the common stock.” As used in this section, references to the “Company” mean TreeHouse Foods, Inc. and not any of its subsidiaries.

Issuer	TreeHouse Foods, Inc.

Common Stock Offered	4,304,636 shares.

Common Stock Outstanding After This Offering	41,419,382 shares.(1)

Option to Purchase Additional Shares	The underwriters have an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 645,695 shares of our common stock at the public offering price, less the underwriting discounts and commissions.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $312 million after deducting underwriting discounts. We expect that certain other expenses of approximately $1 million associated with the offering will be paid through borrowings under our credit facility. We intend to use the net proceeds to fund a portion of the cash consideration payable in connection with the Flagstone Acquisition. However, the consummation of this offering is not conditioned on the closing of the Flagstone Acquisition. We expect that the total cash consideration payable in connection with the Flagstone Acquisition will be approximately $860 million. In addition to the net proceeds from this offering, we expect to use borrowings under our credit agreement to finance the Flagstone Acquisition. See “Use of proceeds.”

Certain U.S. Federal Tax Considerations for Non-U.S. Holders of the Common Stock	For a discussion of the material U.S. federal income tax considerations relating to the ownership and disposition of our common stock by non-U.S. holders, see “Material U.S. federal income tax considerations to non-U.S. holders.”

Risk Factors	Investing in our common stock involves risks. See the “Risk factors” section beginning on page S-16 of this prospectus supplement for important information regarding us and an investment in our common stock.

NYSE Symbol	THS

Transfer Agent and Registrar	Computershare Trust Company, N.A.

(1)	The number of shares of common stock outstanding after this offering is based on the number of shares of common stock outstanding as of July 14, 2014 and the issuance of 4,304,636 shares of common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

Summary historical and pro forma financial information

The following tables set forth certain historical information for TreeHouse and Flagstone, as well as certain pro forma financial information to illustrate the effect of the Flagstone Acquisition.

TreeHouse historical financial information

The following summary historical financial information as of and for each of the three years in the period ended December 31, 2013, has been derived from our audited consolidated financial statements and related notes. The historical financial information as of and for each of the three months in the periods ended March 31, 2014 and 2013, has been derived from our unaudited consolidated financial statements and related notes. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31 2014, both of which are incorporated by reference in this prospectus supplement and the accompanying prospectus. See also “Where You Can Find More Information” in the accompanying prospectus and “Incorporation by reference” in this prospectus supplement for details regarding documents incorporated by reference herein. The summary historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period.

	Three months ended March 31,		Year ended December 31,
(in thousands, except per share data)	2014	2013	2013(1)	2012(2)	2011

Operating data:
Net sales	$618,903	$540,110	$2,293,927	$2,182,125	$2,049,985
Cost of sales	485,912	425,938	1,818,378	1,728,215	1,576,688

Gross profit	132,991	114,172	475,549	453,910	473,297

Operating costs and expenses:
Selling and distribution	38,017	32,402	134,998	136,779	142,341
General and administrative	33,768	27,473	121,065	102,973	101,817
Amortization expense	10,034	8,499	35,375	33,546	34,402
Other operating expense, net	873	1,418	5,947	3,785	6,462

Total operating expenses	82,692	69,792	297,385	277,083	285,022

Operating income	$50,299	$44,380	$178,164	$176,827	$188,275

Other (income) expense:
Interest expense	10,873	12,778	49,304	51,609	53,071
Interest income	(168)	(678)	(2,185)	(643)	(48)
Loss (gain) on foreign currency exchange	2,951	(361)	2,890	358	(3,510)
Loss on extinguishment of debt	16,685	—	—	—	—
Other (income) expense, net	(85)	(713)	3,245	1,294	(1,036)

Total other expense	$30,256	$11,026	$53,254	$52,618	$48,477

	Three months ended March 31,		Year ended December 31,
(in thousands, except per share data)	2014	2013	2013(1)	2012(2)	2011
Income from continuing operations, before income taxes	$20,043	$33,354	$124,910	$124,209	$139,798
Income taxes	5,721	10,380	37,922	35,846	45,391

Net income	$14,322	$22,974	$86,988	$88,363	$94,407

Net earnings per basic share	$.39	$.63	$2.39	$2.44	$2.64
Net earnings per diluted share	$.38	$.62	$2.33	$2.38	$2.56

Weighted average common shares:
Basic	36,682	36,301	36,418	36,155	35,805
Diluted	37,665	37,234	37,396	37,118	36,950

Other data:
Net Cash provided by (used in):
Operating activities	$35,870	$56,986	$216,690	$204,559	$156,071
Investing activities	$(19,978)	$(22,165)	$(306,850)	$(109,362)	$(74,302)
Financing activities	$(46,018)	$(35,396)	$45,718	$(5,965)	$(83,540)
Depreciation and amortization	$27,006	$26,884	$108,642	$98,215	$83,018
Capital expenditures	$(18,339)	$(13,788)	$(74,780)	$(70,277)	$(68,523)
Adjusted EBITDA(3)	$80,590	$76,824	$323,412	$296,745	$300,042
Free Cash Flow(4)	$17,531	$43,198	$141,910	$134,282	$87,548

Balance sheet data (at end of period):
Total assets	$2,676,422	$2,534,152	$2,721,054	$2,525,873	$2,404,529
Long-term debt	$900,463	$862,282	$938,945	$898,100	$902,929
Other long-term liabilities	$37,530	$49,425	$40,058	$49,027	$54,346
Deferred income taxes	$227,875	$212,265	$228,569	$212,461	$202,258
Total stockholders’ equity	$1,291,977	$1,198,928	$1,273,118	$1,179,255	$1,073,517

(1)	We acquired Cains and Associated Brands in 2013.

(2)	We acquired Naturally Fresh in 2012.

(3)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense, non-cash stock based compensation and unusual items. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Management believes adjusted EBITDA provides investors with helpful supplemental information regarding our underlying performance from period to period. This measure may be inconsistent with measures presented by other companies. See “Non-GAAP financial measures” for a discussion of our use of adjusted EBITDA.

(4)	Free cash flow represents cash flow from operating activities less capital expenditures. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Management believes free cash flow provides investors with helpful supplemental information regarding our cash flow available to meet future debt service and other payment obligations, satisfy working capital requirements and make strategic investments, however, free cash flow does not represent residual cash flow available for discretionary expenditures. This measure may be inconsistent with the measures presented by other companies. See “Non-GAAP financial measures” for a discussion of our use of free cash flow.

The following table sets forth an unaudited reconciliation of net income to adjusted EBITDA:

	Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012	2011
Net income as reported	$14,322	$22,974	$86,988	$88,363	$94,407
Interest expense, net	10,705	12,100	47,119	50,966	53,023
Income taxes	5,721	10,380	37,922	35,846	45,391
Depreciation and amortization(5)	23,779	21,377	88,743	87,504	83,018
Stock-based compensation expense	4,180	3,418	16,118	12,824	15,107
Foreign currency loss on translation of cash and notes	1,812	—	1,699	853	17
Mark-to-market adjustments	(117)	(773)	(937)	1,092	(807)
Acquisition, integration and related costs	2,562	—	12,927	3,249	1,640
Loss on investment	—	—	4,470	—	—
Restructuring/facility consolidation costs	867	7,348	28,363	16,048	8,246
Debt refinancing costs	16,759	—	—	—	—

Adjusted EBITDA	$80,590	$76,824	$323,412	$296,745	$300,042

(5)	Depreciation and amortization excludes $3.2 million of accelerated depreciation charges for the three months ended March 31, 2014 that is included in the Acquisition, integration and related costs line. Also excluded is $5.5 million of accelerated depreciation for the three months ended March 31, 2013 and $19.9 million and $10.7 million of accelerated depreciation charges for the twelve months ended December 31, 2013 and 2012, respectively. These charges are included in the Restructuring/facility consolidation costs line.

The following table sets forth an unaudited reconciliation of net cash provided by operating activities to free cash flow:

	Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013	2012	2011
Cash flow from operating activities	$35,870	$56,986	$216,690	$204,559	$156,071
Capital expenditures	18,339	13,788	74,780	70,277	68,523

Free cash flow	$17,531	$43,198	$141,910	$134,282	$87,548

Flagstone historical financial information

The following tables set forth unaudited reconciliations of (i) Flagstone’s net income (loss) to adjusted EBITDA and (ii) cash flows from operating activities to free cash flow for the year ended December 28, 2013 and the thirteen weeks ended March 29, 2014. The summary historical financial information provided below has been derived from Flagstone’s audited consolidated financial statements for the year ended December 28, 2013 and unaudited condensed consolidated financial statements as of and for the thirteen weeks ended March 29, 2014. Flagstone’s audited consolidated financial statements as of and for the year ended December 28, 2013, and unaudited condensed consolidated financial statements as of and for the thirteen weeks ended March 29, 2014, are incorporated in this prospectus supplement and the accompanying prospectus by reference to our Current Report on Form 8-K filed with the SEC on July 15, 2014. See “Incorporation by reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus for details regarding documents incorporated by reference herein. The summary historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period.

(in thousands)	Thirteen weeks ended March 29, 2014	Year ended December 28, 2013
Net income (loss)	$1,962	$(19,722)
Income taxes	987	6,914
Interest expense, net	5,026	31,350
Depreciation and amortization	3,744	15,058
Stock based compensation	—	150
Loss on extinguishment of redeemable preferred stock	—	15,171
Change in fair value of preferred and common stock warrants	1,469	1,881
Restructuring/facility consolidation costs	97	888
Non-capitalized financing fees	—	3,738
Investor fees and expenses	252	846
Transaction and loan related costs	1,012	851
Other	—	429

Adjusted EBITDA(1)	14,549	57,554

Cash flows provided from/(used in) operating activities	4,006	(24,494)
Capital expenditures	1,171	7,636

Free cash flow(2)	$2,835	$(32,130)

(1)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense and other non-cash and unusual items. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Management uses adjusted EBITDA to evaluate performance. Management believes adjusted EBITDA provides investors with helpful supplemental information regarding underlying performance from period to period. This adjusted EBITDA measure may be inconsistent with measures presented by other companies. See “Non-GAAP financial measures” for the discussion of our use of adjusted EBITDA.

(2)	Free cash flow represents cash flows from operating activities less capital expenditures. Management believes that free cash flow provides useful additional information concerning cash flow available to meet future debt service and other payment obligations, satisfying working capital requirements and make strategic investments, however, free cash flow does not represent residual cash flow available for discretionary expenditures. This free cash flow measure may be inconsistent with measures presented by other companies. See “Non-GAAP financial measures” for the discussion of our use of free cash flow.

Summary pro forma financial information

The following table sets forth our summary unaudited pro forma condensed combined financial information. The summary unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Flagstone Acquisition, including related financing. The summary unaudited pro forma condensed combined balance sheet combines the historical balance sheets of TreeHouse and Flagstone, giving effect to the Flagstone Acquisition and related financing as if they had occurred on March 31, 2014. The summary unaudited pro forma condensed combined income statements combine the historical income statements of TreeHouse and Flagstone, giving effect to the Flagstone Acquisition and related financing as if they had occurred on January 1, 2013, with respect to the summary unaudited pro forma condensed combined income statement for the year ended December 31, 2013 and for the three months ended March 31, 2014. The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the Flagstone Acquisition and the related financing, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on the operating results of the combined company.

The summary unaudited pro forma condensed combined financial information is presented for informational purposes only. It is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Flagstone Acquisition at the dates indicated, nor does it purport to project the future financial position or operating results of the combined company. The summary unaudited pro forma condensed combined income statement does not reflect any revenue or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items directly related to the Flagstone Acquisition and related financing.

The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined financial information and the accompanying notes beginning on page S-25 and:

•	the audited historical financial statements of TreeHouse, for the year ended December 31, 2013, included in TreeHouse’s Annual Report on Form 10-K filed with the SEC on February 20, 2014;

•	the audited historical financial statements of Flagstone, for the year ended December 28, 2013, included in TreeHouse’s Current Report on Form 8-K filed with the SEC on July 15, 2014;

•

the unaudited historical financial statements of TreeHouse, as of and for the three months ended March 31, 2014, included in TreeHouse’s quarterly report on Form 10-Q filed with the SEC on May 8, 2014; and

•

the unaudited historical financial statements of Flagstone, as of and for the thirteen weeks ended March 29, 2014, included in TreeHouse’s Current Report on Form 8-K filed with the SEC on July 15, 2014.

See “Unaudited pro forma condensed combined financial information” for a complete description of the adjustments and assumptions underlying this summary unaudited pro forma condensed combined financial information.

(in thousands except for ratios)	Pro forma three months ended March 31, 2014	Pro forma year ended December 31, 2013

Other Financial Data:
Net sales	$785,704	$2,990,741
Depreciation and amortization	34,671	138,299
Capital expenditures(1)	19,510	82,416
Adjusted EBITDA(2)	95,139	380,966
Ratio of total debt to Adjusted EBITDA	15.4	3.9
Ratio of Adjusted EBITDA to interest expense	6.8	6.1

Balance Sheet Data (at period end):
Cash and cash equivalents	$15,786
Working capital(3)	560,596
Total assets	3,716,526
Total debt(4)	1,462,012

(1)	Reflects capital expenditures for the twelve months ended December 31, 2013 of $75 million for TreeHouse and $8 million for Flagstone and for the three months ended March 31, 2014 of $18 million for TreeHouse and $1 million for Flagstone.

(2)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense and other non-cash and unusual items. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Management uses adjusted EBITDA to evaluate performance. Management believes adjusted EBITDA provides investors with helpful supplemental information regarding underlying performance from period to period. These measures may be inconsistent with measures presented by other companies. See “Non-GAAP financial measures” for the discussion of our use of adjusted EBITDA.

(3)	Working capital is current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term borrowings and current portion of long-term obligations).

(4)	Total debt includes short-term borrowings and current maturities, long-term borrowings and capital lease obligations.

The following table sets forth an unaudited reconciliation of pro forma net income to pro forma adjusted EBITDA:

(in thousands)	Pro forma three months ended March 31, 2014	Pro forma year ended December 31, 2013
Net income	$16,540	$83,079
Income taxes	6,868	54,735
Interest expense, net(a)	13,875	59,799
Depreciation and amortization(b)	31,444	118,400
Acquisition costs(c)	2,562	12,927
Stock based compensation	4,180	16,268
Foreign currency loss on translation of cash and notes	1,812	1,699
Mark-to-market adjustments	(117)	(937)
Loss on investment	—	4,470
Restructuring/facility consolidation costs	964	29,251
Debt refinancing costs	16,759	—
Other	252	1,275

Adjusted EBITDA(d)	$95,139	$380,966

(a)	Pro forma interest expense includes amortization of deferred financing costs on new debt of $0.4 million.

(b)	Depreciation and amortization excludes $3.2 million and $19.9 million of accelerated depreciation charges for the three months ended March 31, 2014 and the twelve months ended December 31, 2013, respectively. These amounts are included in the Other line of the Adjusted EBITDA reconciliation for each respective period.

(c)	Reflects costs associated with prior acquisitions by TreeHouse.

(d)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense and other non-cash and unusual items. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Management uses adjusted EBITDA to evaluate performance. Management believes adjusted EBITDA provides investors with helpful supplemental information regarding underlying performance from period to period. This adjusted EBITDA measure may be inconsistent with measures presented by other companies. See “Non-GAAP financial measures” for the discussion of our use of adjusted EBITDA.

Risk factors

Investing in our common stock involves risks. You should carefully consider the risk factors described below and in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013, our Quarterly Report on Form 10-Q for the three months ended March 31, 2014 and our other reports filed from time to time with the SEC, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Some of these risk factors relate principally to our business. Other factors relate principally to your investment in our common stock. Before making any investment decision, you should carefully consider these risks. These risks could materially affect our business, results of operation or financial condition and affect the value of our securities. In such case, you may lose all or part of your original investment. The risks described below or incorporated by reference herein are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operation or financial condition.

Risks related to the Flagstone Acquisition

The offering of shares of common stock is not conditioned upon the consummation of the Flagstone Acquisition.

This offering of shares of common stock is not conditioned upon the consummation of the Flagstone Acquisition. Accordingly, by purchasing the common stock, you are investing in TreeHouse on a stand-alone basis, without the business of Flagstone, in the event that we do not consummate the Flagstone Acquisition. Although certain information included in this prospectus supplement generally assumes consummation of the Flagstone Acquisition, we cannot assure you that the Flagstone Acquisition will be consummated on the terms described herein or at all. The consummation of the Flagstone Acquisition is subject to conditions, which may or may not be satisfied. If we do not consummate the Flagstone Acquisition, we will retain broad discretion to use the net proceeds from this offering of shares of common stock for any general corporate purposes, which may include other potential acquisitions, the refinancing or repayment of debt, working capital, share repurchases or capital expenditures. See “Use of proceeds.”

Failure to complete the Flagstone Acquisition could negatively impact our stock price and our future business and financial results.

Consummation of the Flagstone Acquisition is subject to customary closing conditions. If the Flagstone Acquisition is not completed for any reason, our ongoing business and financial results may be adversely affected, and we will be subject to a number of risks, including the following:

•	we may be required, under certain circumstances, to pay damages to Flagstone in connection with a termination of the Merger Agreement;

•

we will be required to pay certain other costs relating to the Flagstone Acquisition, whether or not the Flagstone Acquisition is completed, such as legal, accounting, financial advisor and printing fees; and

•

matters relating to the Flagstone Acquisition (including integration planning) may require substantial commitments of time and resources by our management, whether or not the Flagstone Acquisition is completed, which could otherwise have been devoted to other opportunities that may have been beneficial to us.

We may also be subject to litigation related to any failure to complete the Flagstone Acquisition. If the Flagstone Acquisition is not completed, these risks may materialize and may adversely affect our business, financial results and financial condition, as well as the price of our common stock, which may cause the value of your investment to decline. We cannot provide any assurance that the Flagstone Acquisition will be completed, that there will not be a delay in the completion of the Flagstone Acquisition or that all or any of the anticipated benefits of the Flagstone Acquisition will be obtained. In the event the Flagstone Acquisition is materially delayed for any reason, the price of our common stock may decline.

We may not realize the expected benefits of the Flagstone Acquisition because of integration difficulties and other challenges.

The success of the Flagstone Acquisition will depend, in part, on our ability to realize the anticipated benefits from integrating Flagstone’s business with our existing businesses. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of Flagstone’s business include, among others:

•	failure to implement our business plan for the combined business;

•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

•	unanticipated changes in applicable laws and regulations;

•	failure to retain key employees;

•	failure to retain key customers;

•	operating risks inherent in Flagstone’s business and our business;

•	the impact on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	unanticipated issues, expenses and liabilities.

We may not be able to maintain the levels of revenue, earnings or operating efficiency that each of TreeHouse and Flagstone had achieved or might achieve separately. In addition, we may not accomplish the integration of Flagstone’s business smoothly, successfully or within the anticipated costs or timeframe.

Flagstone is a privately-held company and its new obligations of being a part of a public company as a result of the acquisition may require significant resources and management attention.

Upon consummation of the Flagstone Acquisition, Flagstone will become a subsidiary of our consolidated company, and will need to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations subsequently implemented by the SEC and the Public Company Accounting Oversight Board. We will need to ensure that Flagstone establishes and maintains effective disclosure controls as well as internal controls and procedures for financial reporting, and such compliance efforts may be costly and may divert the attention of management.

We will incur significant transaction and acquisition-related costs in connection with the Flagstone Acquisition.

We will incur significant costs in connection with the Flagstone Acquisition. The substantial majority of these costs will be non-recurring transaction expenses and costs. These non-recurring costs and expenses are not included in the unaudited pro forma condensed combined statements of income for the twelve months ended December 31, 2013 or the three months ended March 31, 2014. We may incur additional costs to maintain employee morale and to retain key employees.

The market price of our common stock may decline as a result of the Flagstone Acquisition.

The market price of our common stock may decline as a result of the Flagstone Acquisition if, among other things, we are unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of Flagstone’s business are not realized, or if the transaction costs related to the Flagstone Acquisition are greater than expected, or if the financing related to the transaction is on unfavorable terms. The market price of our common stock also may decline if we do not achieve the perceived benefits of the Flagstone Acquisition as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Flagstone Acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

Increases in interest rates will increase the cost of servicing our debt and could reduce our profitability.

As of March 31, 2014, on a pro forma basis giving effect to the Flagstone Acquisition, the aggregate principal amount of our debt instruments with exposure to interest rate risk was approximately $955 million. As a result, increases in interest rates will increase the cost of servicing our financial instruments with exposure to interest rate risk and could materially reduce our profitability and cash flows. As of March 31, 2014 on a pro forma basis giving effect to the Flagstone Acquisition, each one percentage point change in interest rates would result in an approximate $10 million change in the annual cash interest expense before any principal payment on our financial instruments with exposure to interest rate risk. See “Unaudited pro forma condensed combined financial statements” for details regarding our pro forma debt balances.

We have a significant amount, and will have an additional amount following the Flagstone Acquisition, of goodwill and intangible assets on our consolidated financial statements that is subject to impairment based upon future adverse changes in our business or prospects.

At March 31, 2014, the carrying values of goodwill and identifiable intangible assets on our balance sheet were $1,113 million and $464 million, respectively. At March 31, 2014, as a result of the Flagstone Acquisition, we expect to have goodwill of $1,557 million and identifiable intangible assets of $791 million. We evaluate indefinite lived intangible assets and goodwill for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Indefinite lived intangible assets are impaired and goodwill impairment is indicated when their book value exceeds fair value. The value of goodwill and intangible assets from the allocation of purchase price from the Flagstone Acquisition will be derived from our business operating plans and is susceptible to an adverse change in demand, input costs or general changes in our business or industry and could require an impairment charge in the future.

The historical and unaudited pro forma financial information included elsewhere in this prospectus supplement may not be representative of our combined results after the Flagstone Acquisition, and accordingly, you have limited financial information on which to evaluate the combined company and your investment decision.

We and Flagstone have operated as separate companies and will continue to do so until the Flagstone Acquisition is consummated. The historical financial statements of Flagstone may be different from those that would have resulted had Flagstone been operated as part of TreeHouse or from those that may result in the future from Flagstone being operated as a part of TreeHouse. The pro forma financial information, which was prepared in accordance with Article 11 of the SEC’s Regulation S-X, is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Flagstone Acquisition been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Flagstone’s net assets. The purchase price allocation reflected in this prospectus supplement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Flagstone as of the date of the completion of the Flagstone Acquisition. The pro forma statements of income do not reflect future non-recurring charges resulting from the Flagstone Acquisition. The pro forma financial information does not reflect future events that may occur after the Flagstone Acquisition, including the costs related to the planned integration of Flagstone, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Flagstone Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

Risks related to the offering

We have not identified any specific use of the net proceeds of this offering of shares of common stock in the event the Flagstone Acquisition is not completed.

Consummation of the Flagstone Acquisition is subject to a number of conditions and, if the acquisition agreement is terminated for any reason, our board of directors and management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the market price of our common stock. Because the primary purpose of this offering of shares of common stock is to provide funds to pay a portion of the consideration for the Flagstone Acquisition, we have not identified a specific use for the proceeds in the event the Flagstone Acquisition does not occur. Any funds received may be used by us for any corporate purpose, which may include pursuit of other business combinations, expansion of our operations, repayment of existing debt, share repurchases or other uses. The failure of our management to use the net proceeds from this offering of shares of common stock effectively could have a material adverse effect on our business and may have an adverse effect on our earnings per share.

This offering of shares of common stock is expected to be dilutive and there may be future dilution of our common stock.

Except as described under the heading “Underwriting,” we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive common stock. As part of this offering, we expect to issue 4,304,636 shares of common stock (or up to 4,950,331 shares of common stock if the underwriters exercise their option to purchase additional shares in full). We expect that this offering may have a dilutive effect on our earnings per share. The actual amount of such dilution cannot be determined at this time and will be based on numerous factors.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Anti-takeover provisions could make it more difficult for a third party to acquire us.

A change of control (as defined in our Credit Agreement) will generate an event of default under our credit facility and will make any borrowings under the credit facility immediately due. These provisions may have the effect of discouraging unsolicited takeover proposals. Additionally, our certificate of incorporation and by-laws contain provisions that could make it more difficult for a third party to acquire us in a transaction not approved by our board of directors. These provisions include:

•	a classified board of directors;

•	a prohibition on actions by our stockholders by written consent;

•	limitations on the removal of directors; and

•	advance notice requirements for proposing nominees for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

Use of proceeds

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $312 million (or approximately $359 million if the underwriters exercise their option to purchase additional shares with respect to the offering in full) after deducting underwriting discounts and commissions of approximately $13 million. We expect that certain other expenses of approximately $1 million associated with the offering will be paid through borrowings under our credit facility. We intend to use the proceeds from this offering to finance a portion of the Flagstone Acquisition. If the Flagstone Acquisition is not completed, the shares will remain outstanding and we will use the proceeds of this offering for general corporate purposes.

We expect that the total cash consideration payable in connection with the Flagstone Acquisition will be approximately $860 million. In addition to the net proceeds from this offering, we expect to use borrowings under our Credit Agreement to finance the Flagstone Acquisition and related fees. Under the terms of the Credit Agreement, we expect to increase our credit facility by utilizing the accordion feature and structuring additional borrowings of $200 million as Term Loan A. Accordingly, the $860 million purchase price is expected to be funded by $312 million in net proceeds from the sale of common stock (after taking into account underwriting discounts and commissions), $348 million under the credit facility and $200 million under Term Loan A. We expect that certain expenses associated with the offering (other than the underwriting discounts and commissions shall be paid through borrowings under our credit facility). The consummation of this offering of shares of common stock is not conditioned upon the closing of the Flagstone Acquisition. In addition, there can be no assurance that the Flagstone Acquisition will be consummated under the terms contemplated or at all. Following the completion of this offering and the consummation of the Flagstone Acquisition, we may elect to refinance our existing debt or engage in additional capital market financings, including a debt offering.

Market price range of common stock

Our common stock is traded on the New York Stock Exchange under the symbol “THS.” The high and low sales prices of our common stock as quoted on the New York Stock Exchange for 2014, 2013 and 2012 are provided in the table below.

	2014		2013		2012
	High	Low	High	Low	High	Low
First Quarter	$76.72	$62.76	$65.39	$51.63	$66.61	$53.00
Second Quarter	83.19	68.76	67.53	60.74	62.48	54.49
Third Quarter			74.64	63.37	63.67	46.15
Fourth Quarter			75.86	66.33	56.87	49.83

The closing sales price of our common stock on July 14, 2014 as reported on the NYSE, was $78.51 per share. On July 14, 2014, there were 2,988 shareholders of record of our common stock.

We have not paid any cash dividends on our common stock and currently anticipate that, for the foreseeable future, any earnings will be retained for the development of our business. Accordingly, no dividends are expected to be declared or paid on the common stock. Moreover, our credit facility and the indenture governing our outstanding notes contain certain restrictions on our ability to pay cash dividends. The declaration of dividends is at the discretion of our board of directors.

We did not purchase any shares of our common stock thus far in 2014, or in either 2013 or 2012.

Capitalization

The below table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2014 on (i) an actual basis, (ii) an as adjusted basis after giving effect to this offering of shares of common stock, after deducting the underwriting discount and estimated offering expenses, and assuming no exercise of the underwriters’ option to purchase additional shares and (iii) an as adjusted pro forma basis after giving effect to:

•

our estimated net proceeds from this offering of shares of common stock, after deducting the underwriting discount and estimated offering expenses, and assuming no exercise of the underwriters’ option to purchase additional shares ,

•	the use of proceeds from this offering of shares of common stock as described in “Use of Proceeds”, and our Credit Agreement borrowing to consummate the Flagstone Acquisition; and

•

the consummation of the Flagstone Acquisition as if it had occurred on March 31, 2014, including the pro forma adjustments as outlined in the notes to the unaudited pro forma condensed combined financial statements included in this prospectus.

We have estimated that the net proceeds of this offering, without giving effect to the underwriters’ option to purchase additional shares, after deducting the estimated underwriting fee will be approximately $312 million.

You should read this table in conjunction with “Use of proceeds” and “Selected historical financial data” in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, both of which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At March 31, 2014
(in thousands)	Actual	As adjusted	Pro forma as adjusted
Cash and cash equivalents	$15,786	$327,786	$15,786

Long-term debt, including current portion:
Credit facility	$395,000	$396,000	$755,000
Term Loan A	—	—	200,000
2018 Notes	101,787	101,787	101,787
2022 Notes	400,000	400,000	400,000
Tax increment financing and other debt	5,225	5,225	5,225

Total long-term debt, including current portion	902,012	903,012	1,462,012

Shareholders’ equity:
Common stock, $0.01 par value	367	408	408
Additional paid in capital	764,917	1,075,876	1,075,876
Retained earnings	570,260	570,260	559,660
Accumulated other comprehensive loss	(43,567)	(43,567)	(43,567)

Total shareholders’ equity	1,291,977	1,602,977	1,592,377

Total capitalization	$2,193,989	$2,505,989	$3,054,389

Unaudited pro forma condensed combined financial information

On June 27, 2014, we entered into a definitive Merger Agreement with Flagstone, pursuant to which a subsidiary of TreeHouse will merge with and into Flagstone and Flagstone will continue as the surviving corporation and as an indirect wholly-owned subsidiary of TreeHouse. The purchase price is $860 million in cash, payable at closing, and subject to adjustments for working capital (the “Flagstone Acquisition”). Consummation of the Flagstone Acquisition is subject to customary closing conditions. We intend to finance the Flagstone Acquisition through this offering of shares of common stock with the balance funded under our Credit Agreement. Under the terms of our Credit Agreement, we expect to increase our credit facility by utilizing the accordion feature and structuring additional borrowings of $200 million as a new term loan (“Term Loan A”). Accordingly, the $860 million purchase price is expected to be funded by $312 million in net proceeds from the sale of common stock (after taking into account underwriting discounts and commissions), $348 million under the credit facility, and $200 million under Term Loan A. The consummation of this offering of shares of common stock is not conditioned upon the closing of the Flagstone Acquisition. In addition, there can be no assurance that the Flagstone Acquisition will be consummated under the terms contemplated or at all.

The unaudited pro forma condensed combined financial information presented below has been prepared to illustrate the effect of the Flagstone Acquisition, including related financing. The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of TreeHouse and Flagstone, giving effect to the Flagstone Acquisition and related financing as if they had occurred on March 31, 2014. The unaudited pro forma condensed combined income statements combine the historical income statements of TreeHouse and Flagstone, giving effect to the Flagstone Acquisition and related financing as if they had occurred on January 1, 2013, with respect to the summary unaudited pro forma condensed combined income statement for the year ended December 31, 2013, and for the three months ended March 31, 2014. The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the Flagstone Acquisition and the related financing, including this offering, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on the operating results of the combined company. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and:

•	the audited historical financial statements of TreeHouse, for the year ended December 31, 2013, included in TreeHouse’s Annual Report on Form 10-K filed with the SEC on February 20, 2014;

•	the audited historical financial statements of Flagstone, for the year ended December 28, 2013, included in TreeHouse’s Current Report on Form 8-K filed with the SEC on July 15, 2014;

•

the unaudited historical financial statements of TreeHouse, as of and for the three months ended March 31, 2014, included in TreeHouse’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014; and

•

the unaudited historical financial statements of Flagstone, as of and for the thirteen weeks ended March 29, 2014, included in TreeHouse’s Current Report on Form 8-K filed with the SEC on July 15, 2014.

The unaudited pro forma condensed combined financial information has been prepared using the purchase method of accounting, with TreeHouse treated as the acquirer. The unaudited pro forma condensed combined financial information will differ from our final acquisition accounting for a number of reasons, including the fact that our estimates of fair value are preliminary and subject to change when our formal valuation and other studies are finalized. The differences that will occur between the preliminary estimates and the final acquisition accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. It is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Flagstone Acquisition at the dates indicated, nor does it purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined income statement does not reflect any revenue or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of unusual items and transaction expenses, directly related to the Flagstone Acquisition.

TreeHouse Foods, Inc.

Unaudited pro forma condensed combined balance sheet

as of March 31, 2014

(in thousands)

(Unaudited)	As reported TreeHouse Foods, Inc. March 31, 2014	Flagstone March 29, 2014	Acquisition and equity financing pro forma adjustments	Note reference	Post acquisition and equity financing pro forma TreeHouse Foods, Inc. March 31, 2014

Assets

Current assets:
Cash and cash equivalents	$15,786	$—	$—		$15,786
Investments	8,615	—	—		8,615
Receivables, net	151,072	69,447	—		220,519
Inventories, net	413,296	131,445	11,830	2	556,571
Deferred income taxes	21,830	6,166	—		27,996
Prepaid expenses and other current assets	16,863	2,030	—		18,893

Total current assets	627,462	209,088	11,830		848,380
Property, plant and equipment, net	455,767	38,858	6,217	2	500,842
Goodwill	1,112,699	81,380	362,713	2	1,556,792
Intangible assets, net	464,334	69,986	256,814	2, 4	791,134
Other assets, net	16,160	2,818	400	5	19,378

Total assets	$2,676,422	$402,130	$637,974		$3,716,526

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued expenses	$217,028	$54,970	$—		$271,998
Current portion of long-term debt	1,549	1,336	(1,336)	4	1,549

Total current liabilities	218,577	56,306	(1,336)		273,547
Long-term debt	900,463	254,836	305,164	4, 5, 6, 8	1,460,463
Deferred income taxes	227,875	16,678	105,822	2	350,375
Other long-term liabilities	37,530	6,602	(4,368)	4	39,764

Total liabilities	1,384,445	334,422	405,282		2,124,149

Commitments and contingencies (Note 18)
Redeemable preferred stock	—	181,772	(181,772)	4	—

Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	367	1	40	4, 6	408
Additional paid-in capital	764,917	—	310,959	6	1,075,876
Retained earnings (deficit)	570,260	(114,065)	103,465	4,8	559,660
Accumulated other comprehensive loss	(43,567)	—	—		(43,567)

Total stockholders’ equity	1,291,977	(114,064)	414,464		1,592,377

Total liabilities and stockholders’ equity	$2,676,422	$402,130	$637,974		$3,716,526

See notes to unaudited pro forma condensed combined financial statements

TreeHouse Foods, Inc.

Unaudited pro forma condensed combined income statement

for the year ended December 31, 2013

(In thousands, except per share data)

	As Reported TreeHouse Foods, Inc. year ended December 31, 2013	Flagstone twelve months ended December 28, 2013	Acquisition and equity financing pro forma adjustments	Note reference	Post acquisition and equity financing pro forma TreeHouse Foods, Inc. December 31, 2013
Net Sales	$2,293,927	$696,814	$—		$2,990,741
Cost of Sales	1,818,378	613,616	770	2	2,432,764

Gross Profit (loss)	475,549	83,198	(770)		557,977

Operating Expenses:
Selling and distribution	134,998	44,384	(12,547)	4	166,835
General and administrative	121,065	—	—		121,065
Amortization expense	35,375	—	21,787	2	57,162
Other operating (income) expense, net	5,947	3,565	—		9,512

Total operating expenses	297,385	47,949	9,240		354,574

Operating income (loss)	178,164	35,249	(10,010)		203,403

Other (income) expense:
Interest expense	49,304	31,350	(18,670)	4, 7	61,984
Interest income	(2,185)	—	—		(2,185)
Loss (gain) on foreign exchange	2,890	—	—		2,890
Loss on extinguishment of redeemable preferred stock	—	15,171	(15,171)	4	—
Other (income) expense, net	3,245	1,536	(1,881)	4	2,900

Total other expense (income)	53,254	48,057	(35,722)		65,589

Income (loss) before taxes	124,910	(12,808)	25,712		137,814
Income taxes	37,922	6,914	9,899	9	54,735

Net income (loss)	$86,988	$(19,722)	$15,813		$83,079

Weighted average common shares:
Net earnings per basic share	$2.39				$2.05
Net earnings per diluted shares	$2.33				$2.00
Weighted average shares—basic	36,418		4,063	6	40,481
Weighted average shares—diluted	37,396		4,063	6	41,459

See notes to unaudited pro forma condensed combined financial statements

TreeHouse Foods, Inc.

Unaudited pro forma condensed combined income statement

for the three months ended March 31, 2014

(in thousands, except per share data)

(Unaudited)	As Reported TreeHouse Foods, Inc. three months ended March 31, 2014	Flagstone Thirteen weeks ended March 29, 2014	Acquisition and equity financing pro forma adjustments	Note reference	Post Acquisition and equity financing pro forma TreeHouse Foods, Inc. March 31, 2014
Net sales	$618,903	$166,801	$—		$785,704
Cost of sales	485,912	146,094	191	2	632,197

Gross profit (loss)	132,991	20,707	(191)		153,507

Operating expenses:
Selling and distribution	38,017	11,132	(2,729)	4	46,420
General and administrative	33,768	—	—		33,768
Amortization expense	10,034	—	5,447	2	15,481
Other operating (income) expense, net	873	125	—		998

Total operating expenses	82,692	11,257	2,718		96,667

Operating income (loss)	50,299	9,450	(2,909)		56,840

Other expense (income):
Interest expense	10,873	5,026	(1,856)	4,7	14,043
Interest income	(168)	—	—		(168)
Loss (gain) on foreign currency exchange	2,951	—	—		2,951
Other expense (income), net	16,600	1,475	(1,469)	4	16,606

Total other expense (income)	30,256	6,501	(3,325)		33,432

Income before income taxes	20,043	2,949	416		23,408
Income taxes	5,721	987	160	9	6,868

Net income (loss)	$14,322	$1,962	$256		$16,540

Net earnings per common share:
Basic	$.39				$.41
Diluted	$.38				$.40

Weighted average common shares:
Basic	36,682		4,063	6	40,745
Diluted	37,665		4,063	6	41,728

See notes to unaudited pro forma condensed combined financial statements

TreeHouse Foods, Inc.

Notes to the unaudited pro forma condensed combined financial statements

(In thousands)

Note 1 Basis of presentation

The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheets of TreeHouse as of March 31, 2014, and of Flagstone as of March 29, 2014. The unaudited pro forma condensed combined statements of income was prepared using the historical statements of income of TreeHouse for the year ended December 31, 2013 and the three months ended March 31, 2014, and of Flagstone for the year ended December 28, 2013 and for the thirteen weeks ended March 29, 2014.

The unaudited pro forma combined financial information was prepared using the purchase method of accounting. Based on the terms of the Merger Agreement, TreeHouse is treated as the acquirer of Flagstone. Accordingly, we have adjusted the historical consolidated financial information to give effect to the impact of the consideration issued in connection with the Flagstone Acquisition. The purchase price has been allocated in the unaudited pro forma condensed combined balance sheet, based on management’s preliminary estimate of their respective values. Definitive allocations will be performed and finalized based upon certain valuation and other studies that will be performed by TreeHouse with the services of outside valuation specialists after the closing. Accordingly, the purchase price allocation adjustments and related amortization reflected in the following unaudited pro forma condensed combined financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair value after the closing of the Flagstone Acquisition. For example, if the value of the finite-lived intangible assets increased by 10%, annual pro forma operating income would decrease by approximately $2,179.

Note 2 Preliminary purchase price allocation

The purchase price for the Flagstone Acquisition is approximately $860 million, payable at closing. The purchase price of $860 million has been allocated to the assets acquired and the liabilities assumed as follows:

(In thousands)
Accounts receivable	$69,447
Inventory	143,275
Other current assets	8,196
Property, plant and equipment	45,075
Goodwill	444,093
Intangible assets	326,800
Other assets, net	2,818

Total assets acquired	1,039,704

Accounts payable	(52,542)
Other current liabilities	(2,428)
Other long-term liabilities	(2,234)
Deferred income taxes	(122,500)

Total liabilities assumed	(179,704)

Total purchase price	$860,000

For the purpose of preparing the unaudited pro forma condensed combined financial information, certain of the assets acquired and liabilities assumed have been measured at their estimated fair values as of March 31, 2014. A final determination of fair values will be based on the actual assets and liabilities that will exist on the date of the closing of the Flagstone Acquisition and on our formal valuation and other studies when they are finalized. Accordingly, the fair values of the assets and liabilities included in the table above are preliminary and subject to change pending additional information that may become known. An increase in the fair value of inventory, property, plant and equipment, or any identifiable intangible assets will reduce the amount of goodwill in the unaudited pro forma condensed combined financial information, and may result in increased depreciation, and or amortization expense.

We have allocated $326,800 to intangible assets, and assigned an estimated economic life of 15 years. The determination of the preliminary fair value was primarily based upon historical intangible asset valuations in comparison to the purchase price for prior acquisitions. This value will be adjusted upon completion of the valuation analysis. The determination of useful life was also based upon historical experience. The estimated annual amortization expense for these acquired intangible assets is approximately $21,787, using straight line amortization, and has been included in the unaudited pro forma condensed combined statements of income for the twelve months ended December 31, 2013 and the three months ended March 31, 2014.

Inventories reflect an adjustment of $11,830 to record the inventory at its estimated fair value. This amount is recorded in the March 31, 2014 unaudited pro forma condensed combined balance sheet. The increased inventory will temporarily increase our cost of sales after closing and therefore it is considered non-recurring and is not included in the unaudited pro forma condensed combined statements of income for the twelve months ended December 31, 2013 and the three months ended March 31, 2014.

Property, plant and equipment reflect an adjustment of $6,217 to record the property, plant and equipment at its estimated fair market value. Total additional depreciation expense on the revalued property, plant and equipment is estimated to be approximately $770 for the twelve months ended December 31, 2013 and $191 for the three months ended March 31, 2014.

A preliminary deferred tax adjustment of $105,822 has been recognized in accordance with accounting for income taxes. The amount primarily relates to the tax effect of the acquired intangible assets of $326,800 and the tax effect on the difference between values assigned and the estimated tax basis of assets and liabilities acquired.

Note 3 Pro forma adjustments

The pro forma adjustments give effect to the Flagstone Acquisition under the purchase method of accounting, borrowings under the TreeHouse Credit Agreement, the repayment of Flagstone’s existing indebtedness, the proposed offering of $325,000 (net of underwriting fee of approximately $13,000) in shares of TreeHouse common stock, and the payment of fees and expenses relating to these transactions. The table below summarizes the gross pro forma adjustments by line item and references the notes that provide further detail on each adjustment.

Balance sheet line item	Reason for pro forma adjustment	March 31, 2014
Assets
Inventories, net	Inventory revaluation	$11,830	2
Property, plant and equipment, net	Fixed asset revaluation	6,217	2
Goodwill	Purchase price allocation	362,713	2
Identifiable intangible assets, net	Intangible asset revaluation	326,800	2
	Remove historical balances	(69,986)	4

	Subtotal	256,814
Other assets, net	Debt financing costs	400	5

Total assets		637,974

Liabilities and Stockholders’ Equity
Current portion of long-term debt	Remove historical balances	(1,336)	4
Long-term debt	Revolving credit facility borrowings	348,000	5
	Term loan borrowings	200,000	5
	Equity issuance costs	1,000	5
	Transaction costs	10,600	5
	Debt issuance costs	400	5
	Remove historical balances	(254,836)	4

	Subtotal	305,164
Deferred income taxes	Asset revaluation	105,822	2
Other long-term liabilities	Remove historical balances	(4,368)	4

Total liabilities		405,282
Redeemable preferred stock	Remove historical balances	(181,772)	4
Common stock	Issuance of stock	41	6
	Remove historical balances	(1)	4

	Subtotal	40
Additional paid in capital	Issuance of stock	324,959	6
	Underwriting discount	(13,000)	6
	Equity issuance costs	(1,000)	6

	Subtotal	310,959
Retained earnings (deficit)	Transaction costs	(10,600)	8
	Remove historical balances	114,065	4

	Subtotal	103,465

Total stockholders’ equity		414,464

Total liabilities and stockholders’ equity		$637,974

Income statement line item	Reason for pro forma adjustment	March 31, 2014		December 31, 2013
Cost of sales	Fixed asset revaluation—depreciation	$191	2	$770	2
Selling and distribution	Remove historical balances—amortization expense	(1,717)	4	(7,958)	4
	Remove historical balances— financing fees	—		(3,738)	4
	Remove historical balances— transaction costs	(1,012)	4	(851)	4

	Subtotal	(2,729)		(12,547)
Amortization expense	Intangible revaluation—amortization	5,447	2	21,787	2
Interest expense	Interest on revolving credit facility	2,025	7	8,100	7
	Interest on term loan	1,125	7	4,500	7
	Amortization of debt issuance costs	20	7	80	7
	Remove historical balances—interest	(5,026)	4	(31,350)	4

	Subtotal	(1,856)		(18,670)
Loss on extinguishment of redeemable preferred stock	Remove historical balances— loss on extinguishment	—		(15,171)	4
Other (income) expense, net	Remove historical balances— change in fair value	(1,469)	4	(1,881)	4
Income taxes	Additional tax on adjustments	160	9	9,899	9

Net income		$256		$15,813

Note 4 Elimination of historical balances

These adjustments reflect the elimination of the Flagstone’s identifiable intangible assets, debt and equity as of March 31, 2014, for the purpose of presenting a pro forma balance sheet assuming the Flagstone Acquisition had occurred on March 31, 2014. Also eliminated are Flagstone’s historical interest expense, amortization expense, loss on extinguishment of redeemable preferred stock, change in fair value of preferred and common stock warrants, transaction and loan related costs and non-capitalized financing fees for the year ended December 31, 2013 and the 13 weeks ended March 29, 2014, where applicable.

Note 5 Debt financing

These adjustments display the expected debt financing required to fund the Flagstone Acquisition and related transaction costs. These adjustments are contingent upon the closing of the Flagstone Acquisition and therefore may not occur in the event the Flagstone Acquisition is not consummated. For purposes of these unaudited pro forma condensed combined financial statements, we anticipate that we will complete a debt financing at the time the Flagstone Acquisition closes. Under the terms of our Credit Agreement, we expect to increase our credit facility by utilizing the accordion feature and structuring additional borrowings of $200,000 as a new term loan (“Term Loan A”). We also expect to undertake a borrowing under our credit facility to fund the remaining balance of the purchase price (taking into account the proposed equity offering), which is expected to be approximately $348,000. We also expect to use our credit facility to fund our acquisition costs, which we expect to be approximately $12,000, of which includes $10,600 in other transaction fees that will be expensed, $1,000 of equity issuance costs, and $400 in financing fees associated with the Term Loan A which will be deferred and amortized over five years. Total expected additional borrowings under our Credit Agreement related to the Flagstone Acquisition are expected to be $560,000 ($360,000 under the revolving credit facility and $200,000 as a Term Loan A). The interest rate on the term loan is expected to be the same as the existing credit facility. For pro forma purposes, we used an interest rate of 2.25% for both the Term Loan A and borrowings under the credit facility.

Note 6 Equity financing

We intend to issue approximately $325,000 in common stock in a public offering (net of underwriting fees of approximately $13,000) to fund a portion of the purchase price. Shares to be issued of 4,063 were calculated using an estimated price of $80 per share. If the price of TreeHouse’s common stock increases or decreases by $1 per share, the number of shares required to be issued would decrease by 51 shares or increase by 51 shares, respectively. We expect to incur additional costs in connection with the issuance of common stock of approximately $1,000. These costs have been recorded as additional borrowings under our credit facility and as a reduction to additional paid in capital on the unaudited pro forma condensed combined balance sheet.

Note 7 Statement of income adjustments to reflect financing

The adjustment reflects additional interest incurred in connection with the expected $200,000 Term Loan A and borrowings of $360,000 under our credit facility. The additional interest totals $12,600 for the twelve months ended December 31, 2013 and $3,150 for the three months ended March 31, 2014. Total expected interest for the twelve months ended December 31, 2013 is $61,984 and $14,043 for the three months ended March 31, 2014. The adjustment also includes the amortization of debt issuance costs of $400 being amortized over five years. Total expected amortization for the twelve months ended December 31, 2013 is $80 and $20 for the three months ended March 31, 2014.

The actual rates of interest can change from those that are assumed in Note 5. If our interest rate on our credit facility and Term Loan A were to increase by 1% from 2.25%, total pro forma interest could increase by approximately $5,600 per year (considering the equity offering).

Note 8 Non-recurring acquisition expenses

We expect to incur additional transaction costs, including financial and legal advisory fees of approximately $10,600 through the closing of the Flagstone Acquisition. The total of these costs has been recorded as additional borrowings under our credit facility and a reduction to retained earnings of $10,600 on the unaudited pro forma condensed combined balance sheet. These costs are excluded from the unaudited pro forma condensed combined statements of income for the twelve months ended December 31, 2013 and the three months ended March 31, 2014, as they are considered non-recurring.

Note 9 Taxes

For purposes of these unaudited pro forma condensed combined financial statements, we used a statutory rate of 38.5%. This rate is an estimate and does not take into account any possible future tax events that may occur for the combined company.

Selected historical financial data

The following statement of operations, statement of cash flow and balance sheet data were derived from our consolidated financial statements. Our consolidated financial statements for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, have been audited by Deloitte & Touche LLP. The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Three months ended March 31,		Year ended December 31,
(In thousands, except per share data)	2014	2013	2013(1)	2012(2)	2011	2010(3)	2009
Operating data:
Net sales	$618,903	$540,110	$2,293,927	$2,182,125	$2,049,985	$1,817,024	$1,511,653
Cost of sales	485,912	425,938	1,818,378	1,728,215	1,576,688	1,385,690	1,185,283

Gross profit	132,991	114,172	475,549	453,910	473,297	431,334	326,370
Operating costs and expenses:
Selling and distribution	38,017	32,402	134,998	136,779	142,341	120,120	107,938
General and administrative	33,768	27,473	121,065	102,973	101,817	107,126	80,466
Amortization expense	10,034	8,499	35,375	33,546	34,402	26,352	13,381
Other operating (income) expense, net	873	1,418	5,947	3,785	6,462	1,183	(6,224)

Total operating expenses	82,692	69,792	297,385	277,083	285,022	254,781	195,561

Operating income	$50,299	$44,380	$178,164	$176,827	$188,275	$176,553	$130,809
Other (income) expense:
Interest expense	10,873	12,778	49,304	51,609	53,071	45,691	18,430
Interest income	(168)	(678)	(2,185)	(643)	(48)	—	(45)
Loss (gain) on foreign currency exchange	2,951	(361)	2,890	358	(3,510)	(1,574)	(7,387)
Loss on extinguishment of debt	16,685	—	—	—	—	—	—
Other (income) expense, net	(85)	(713)	3,245	1,294	(1,036)	(3,964)	(2,263)

Total other expense	$30,256	$11,026	$53,254	$52,618	$48,477	$40,153	$8,735

Income from continuing operations, before income taxes	$20,043	$33,354	$124,910	$124,209	$139,798	$136,400	$122,074
Income taxes	5,721	10,380	37,922	35,846	45,391	45,481	40,760

Net income	$14,322	$22,974	$86,988	$88,363	$94,407	$90,919	$81,314

Net earnings per basic share	$.39	$.63	$2.39	$2.44	$2.64	$2.59	$2.54
Net earnings per diluted share	$.38	$.62	$2.33	$2.38	$2.56	$2.51	$2.48

	Three months ended March 31,		Year ended December 31,
(In thousands, except per share data)	2014	2013	2013(1)	2012(2)	2011	2010(3)	2009
Weighted average common shares:
Basic	36,682	36,301	36,418	36,155	35,805	35,079	31,982
Diluted	37,665	37,234	37,396	37,118	36,950	36,172	32,798

Other data:
Net Cash provided by (used in):
Operating activities	$35,870	$56,986	$216,690	$204,559	$156,071	$244,651	$104,844
Investing activities	$(19,978)	$(22,165)	$(306,850)	$(109,362)	$(74,302)	$(906,106)	$(34,118)
Financing activities	$(46,018)	$(35,396)	$45,718	$(5,965)	$(83,540)	$662,621	$(69,725)
Depreciation and amortization	$27,006	$26,884	$108,642	$98,215	$83,018	$69,778	$47,343
Capital expenditures	$(18,339)	$(13,788)	$(74,780)	$(70,277)	$(68,523)	$(39,543)	$(36,987)
Balance sheet data (at end of period):
Total assets	$2,676,422	$2,534,152	$2,721,054	$2,525,873	$2,404,529	$2,391,248	$1,384,428
Long-term debt	$900,463	$862,282	$938,945	$898,100	$902,929	$976,452	$401,640
Other long-term liabilities	$37,530	$49,425	$40,058	$49,027	$54,346	$38,553	$31,453
Deferred income taxes	$227,875	$212,265	$228,569	$212,461	$202,258	$194,917	$45,381
Total stockholders’ equity	$1,291,977	$1,198,928	$1,273,118	$1,179,255	$1,073,517	$977,966	$756,229

(1)	We acquired Cains and Associated Brands in 2013.

(2)	We acquired Naturally Fresh in 2012.

(3)	We acquired Sturm and S.T. Foods in 2010.

Description of the common stock

For a summary description of our common stock, see “Description of Capital Stock—Common Stock” in the accompanying prospectus. As July 14, 2014, we had 90,000,000 shares of authorized common stock, of which 37,114,746 shares were issued and outstanding.

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Material U.S. federal income tax considerations to non-U.S. holders

The following is a summary of the material U.S. federal income tax considerations relating to the ownership and disposition of our common stock by a Non-U.S. Holder (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relevant to a particular holder. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or in existence on the date hereof, and all of which are subject to change or to different interpretation, possibly with retroactive effect. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not successfully assert contrary positions or that a court will not uphold such positions.

The following discussion deals only with Non-U.S. Holders holding shares of our common stock as capital assets as of the date of this prospectus supplement. The following discussion also does not address considerations that may be relevant to certain Non-U.S. Holders that are subject to special rules, such as the following:

•	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	broker dealers and traders in securities or persons who elect to mark-to-market their securities;

•	financial institutions or insurance companies;

•	persons that own, or are deemed to own, more than 5% of our outstanding common stock at any time; or

•	U.S. expatriates, certain former citizens or long-term residents of the United States that are subject to special treatment under the Code.

The following discussion also does not address entities that are taxed as partnerships or other pass-through entities. If a partnership or other pass-through entity holds our common stock, the tax treatment of the partnership (or other pass-through entity) and its partners (or owners) will depend on the status of the partner and the activities of the partnership. Partnerships (and other pass-through entities) and their partners (and owners) should consult with their tax advisors to determine the tax consequences of owning or disposing of our common stock.

The following discussion does not address any non-income tax consequences of owning or disposing of our common stock or any income tax consequences under state, local, or foreign law or tax treaties. Potential purchasers should consult their tax advisors to discuss the tax consequences of owning or disposing of our common stock based on their particular situation, including non-income tax consequences and tax consequences under state, local, and non-U.S. law, as well as any applicable tax treaties.

Non-U.S. Holder

As used in this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock that is an individual, corporation (or other entity treated as a corporation for federal income tax purposes), estate or trust (other than a grantor trust) that is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Dividends

If we make distributions on our common stock, such distributions paid to a Non-U.S. Holder will generally constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock (but not below zero). Any remaining excess will be treated as capital gain. See “—Gain on disposition of common stock” for additional information.

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed further below, for dividends will be required to (a) complete the appropriate IRS Form W-8BEN or W8BEN-E and any applicable attachments and certify, under penalty of perjury, that such Non-U.S.-Holder is not a United States person (within the meaning of the Code) and is eligible for the benefits with respect to dividends allowed by such treaty or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below regarding “—FATCA,” United States federal withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, if a treaty applies, attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder, provided that the Non-U.S. Holder provides us with a properly completed and executed IRS Form W-8ECI. Dividends effectively connected with the conduct of a trade or business, as well as those attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, are subject to U.S. federal income tax generally in the same manner as if the Non-U.S. Holder were a United States person, as defined under the Code. Certain IRS certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from withholding. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on disposition of our common stock

Subject to the discussions below on backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder;

•

the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of disposition and meets certain other requirements, and is not eligible for relief under an applicable income tax treaty; or

•

we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a “USRPHC,” for U.S. federal income tax purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder’s holding period for our common stock).

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale on a net income basis generally in the same manner as if the Non-U.S. Holder were a United States person, as defined under the Code. Any such effectively connected gain from the sale or disposition of common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” equal to 30% of its effective connected earnings and profits or such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. Holder described in the second bullet point above, generally will be subject to a 30% tax imposed on the gain derived from the sale or disposition of our common stock, which may be offset by U.S. source capital losses realized in the same taxable year.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (U.S. and non-U.S.) real property interest and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property.

We believe that we currently are not a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests from time to time, there can be no assurance that we are not or will not become a USRPHC in the future. Even if we are or become a USRPHC, a gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to tax if our common stock continues to be “regularly traded” (within the meaning of the Code) on an established securities market and such Non-U.S. Holder holds, directly, indirectly or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition of our common stock or the Non-U.S. Holder’s holding period for such common stock.

If a gain on the sale or other taxable disposition of our stock were subject to taxation due to USRPHC status, a Non-U.S. Holder would be subject to U.S. federal income tax with respect to such gain generally in the same manner as a United States person, subject to certain exceptions. A Non-U.S. Holder subject to withholding under such circumstances should consult its tax adviser as to whether such Non-U.S. Holder can obtain a refund or credit for all or a portion of the withheld amounts.

Information reporting and backup withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such Non-U.S. Holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in other countries under the provisions of an applicable income tax treaty or information exchange agreement.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (on an applicable IRS Form W-8) is provided, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person (within the meaning of the Code), or the beneficial owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. Non-U.S. Holders of our common stock should consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

FATCA

Sections 1471-1474 of the Code, U.S. Treasury regulations and official IRS guidance (such provisions, regulations and guidance commonly known as “FATCA”) will generally impose a 30% withholding tax on any dividends paid on our common stock (beginning July 1, 2014), and gross proceeds from the disposition of our common stock (beginning January 1, 2017) paid to (i) a “foreign financial institution” (as such term is defined under FATCA) unless such institution enters into an agreement with the United States Treasury Department to collect and disclose information regarding United States account holders of such institution (including certain debt and equity holders of such institution and certain account holders that are foreign entities with United States owners) and satisfies certain other specified requirements and (ii) certain other foreign entities unless such entity provides the payor a certification providing the name, address and taxpayer identification number of each direct and indirect “substantial United States owner” (as defined under FATCA) of the entity or alternatively, provides a certification that no such owners exist and in either case, complies with certain other requirements, including in circumstances where such institution or entity is acting as an intermediary. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules and properly certifies its exempt status to a withholding agent or is deemed to be in compliance with FATCA. Application of this FATCA tax does not depend on whether the payment otherwise would be exempt from U.S. federal withholding tax under the other exemptions described above. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits for such taxes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA, may be subject to different rules. Prospective Non-U.S. Holders should consult with their tax advisors regarding the implications of FATCA on their investment in our common stock.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN THE SHARES. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE IN LIGHT OF THEIR FACTS AND CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	1,721,855
Wells Fargo Securities, LLC	860,927
Merrill Lynch, Pierce, Fenner & Smith Incorporated	516,556
BMO Capital Markets Corp.	344,371
SunTrust Robinson Humphrey, Inc.	344,371
Barclays Capital Inc.	129,139
BB&T Capital Markets, a division of BB&T Securities, LLC	129,139
William Blair & Company, L.L.C.	129,139
Stephens Inc.	129,139

Total	4,304,636

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $1.81 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 645,695 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $3.02 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without underwriters’ option exercise	With full underwriters’ option exercise

Per Share	$3.02	$3.02
Total	$13,000,001	$14,950,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1 million; such expenses other than the underwriting discounts and commissions shall be paid through borrowings under our credit facility.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 45 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such director and officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 45-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 45-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 45-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the New York Stock Exchange under the symbol “THS”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Legal matters

The validity of the shares of common stock and the guarantees will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Skadden, Arps, Slate, Meagher & Flom LLP from time to time represents TreeHouse and its subsidiaries in connection with matters unrelated to the offering of common shares.

Experts

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus supplement and the accompanying prospectus by reference from TreeHouse’s Annual Report on Form 10-K for the year ended December 31, 2013 and the effectiveness of TreeHouse’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information of TreeHouse Foods, Inc. for the periods ended March 31, 2014 and 2013, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in TreeHouse’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

The audited historical financials of Flagstone included in TreeHouse’s Current Report on Form 8-K dated July 15, 2014 and incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of McGladrey LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Incorporation by reference

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus supplement the following documents:

(a)	Annual Report on Form 10-K for the year ended December 31, 2013 filed on February 20, 2014;

(b)	Quarterly Report on Form 10-Q for the three months ended March 31, 2014 filed May 8, 2014;

(b)	Current Reports on Form 8-K filed on February 24, 2014, March 3, 2014, March 11, 2014, April 21, 2014, April 29, 2014, May 8, 2014, June 30, 2014 and July 15, 2014; and

(c)	All documents filed by TreeHouse under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the termination of this offering.

Nothing in this prospectus supplement shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

You may request a copy of these filings and any exhibit incorporated by reference in these filings at no cost, by writing or telephoning us at the following address or number:

TreeHouse Foods, Inc.

2021 Spring Road, Suite 600

Oak Brook, IL 60523

(708) 483-1300

PROSPECTUS

TreeHouse Foods, Inc.

Common Stock

Preferred Stock

Debt Securities

Warrants

Subscription Rights

Stock Purchase Contracts

Stock Purchase Units

Guarantees of Debt Securities

We may offer and sell any of the following securities from time to time, in one or more offerings, in amounts, at prices and on terms determined at the time of any such offering:

•	common stock;

•	preferred stock;

•	debt securities;

•	warrants to purchase debt securities, common stock or preferred stock;

•	subscription rights; and

•	stock purchase contracts or stock purchase units.

Certain of our domestic subsidiaries may fully and unconditionally guarantee any debt securities that we issue. When we use the term “securities” in this prospectus, we mean any of the securities we may offer with this prospectus, unless we say otherwise.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange and trades under the symbol “THS.” Each prospectus supplement will indicate if the securities offered thereby will be listed or quoted on a securities exchange or quotation system.

Investing in our securities involves risks. You should carefully read and consider the risk factors included in our periodic reports filed with the Securities and Exchange Commission, in any applicable prospectus supplement relating to a specific offering of securities and in any other documents we file with the Securities and Exchange Commission. See the section entitled “Risk Factors” on page 3 of this prospectus, in our other filings with the Securities and Exchange Commission and in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

When we issue new securities, we may offer them for sale to or through underwriters, dealers and agents or directly to purchasers. The applicable prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering, including any required information about the firms we use and the discounts or commissions we may pay them for their services. For general information about the distribution of securities offered, please see “Plan of Distribution” on page 24 of this prospectus.

The date of this prospectus is November 20, 2013.

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement, and in other offering material, if any, or information contained in documents which you are referred to by this prospectus or any prospectus supplement, or in other offering material, if any. We have not authorized anyone to provide you with different information. We are not offering to sell any securities in any jurisdiction where such offer and sale are not permitted. The information contained in or incorporated by reference into this prospectus or any prospectus supplement or other offering material is accurate only as of the date of those documents or information, regardless of the time of delivery of the documents or information or the time of any sale of the securities. Neither the delivery of this prospectus or any applicable prospectus supplement nor any distribution of securities pursuant to such documents shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or any applicable prospectus supplement or in our affairs since the date of this prospectus or any applicable prospectus supplement.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. By using this shelf registration process, we may sell at any time, and from time to time, an indeterminate amount of any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with only a general description of the securities we may offer. It is not meant to be a complete description of any security. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. We and any underwriter or agent that we may from time to time retain may also provide other information relating to an offering, which we refer to as “other offering material.” The prospectus supplement as well as the other offering material may also add, update or change information contained in this prospectus or in the documents we have incorporated by reference into this prospectus. You should read this prospectus, any prospectus supplement and any other offering material (including any free writing prospectus) prepared by or on behalf of us for a specific offering of securities, together with additional information described in the section entitled “Where You Can Find More Information” and any other offering material. Throughout this prospectus, where we indicate that information may be supplemented in an applicable prospectus supplement or supplements, that information may also be supplemented in other offering material. If there is any inconsistency between this prospectus and the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

Unless we state otherwise or the context otherwise requires, references to “TreeHouse,” the “Company,” “us,” “we” or “our” in this prospectus mean TreeHouse Foods, Inc. and its consolidated subsidiaries. When we refer to “you” in this section, we mean all purchasers of the securities being offered by this prospectus and any accompanying prospectus supplement, whether they are the holders or only indirect owners of those securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this prospectus and the documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “believe,” “estimate”, “project”, “except,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. These forward-looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. We are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. Such factors include, but are not limited to: the outcome of litigation and regulatory proceedings to which we may be a party; the impact of product recalls; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; our ability to obtain suitable pricing for our products; development of new products and services; our level of indebtedness; the availability of financing on commercially reasonable terms; cost of borrowing; our ability to maintain and improve cost efficiency of operations; changes in foreign currency exchange rates; interest rates; raw material and commodity costs; changes in economic conditions; political conditions; reliance on third parties for manufacturing of products and provision of services; general U.S. and global economic conditions; the financial condition of our customers and suppliers; consolidations in the retail grocery and foodservice industries; our ability to continue to make acquisitions in accordance with our business strategy or effectively manage the growth from acquisitions; and other risks that are described in this prospectus under the heading “Risk Factors” and in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and other reports filed from time to time in our filings with the SEC and incorporated by reference into this prospectus and any prospectus supplement or other offering material relating to a specific offering of securities.

You should not place undue reliance on forward-looking statements, which speak only as of the date that such statements are made. All forward-looking statements contained in this prospectus and the documents we incorporate by reference in this prospectus are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risk factors described in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and our other reports filed from time to time with the SEC, which are incorporated by reference into this prospectus, as the same may be amended, supplemented or superseded from time to time by our filing under the Exchange Act, as well as any prospectus supplement relating to a specific security. Before making any investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or in any applicable prospectus supplement. For more information, see the section entitled “Where You Can Find More Information” on page 27 of this prospectus. These risks could materially affect our business, results of operation or financial condition and affect the value of our securities. You could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operation or financial condition.

TREEHOUSE FOODS, INC.

We are a food manufacturer servicing primarily the retail grocery and foodservice distribution channels. Our products include non-dairy powdered creamers; private label canned and dry soups; refrigerated and shelf stable salad dressings and sauces; powdered drink mixes; single serve hot beverages; specialty teas; hot cereals; macaroni and cheese; skillet dinners; Mexican sauces; jams and pie fillings; pickles and related products; aseptic sauces, and liquid non-dairy creamer. We manufacture and sell the following:

•	private label products to retailers, such as supermarkets, mass merchandisers, and specialty retailers, for resale under the retailers’ own or controlled labels,

•	private label and branded products to the foodservice industry, including foodservice distributors and national restaurant operators,

•	branded products under our own proprietary brands, primarily on a regional basis to retailers, and

•	products to our industrial customer base, for repackaging in portion control packages and for use as ingredients by other food manufacturers.

Our three reportable segments are North American Retail Grocery, Food Away From Home and Industrial and Export.

We operate our business as Bay Valley Foods, LLC (“Bay Valley”), Sturm Foods, Inc. (“Sturm”), S.T. Specialty Foods, Inc. (“S.T. Foods”), Cains Foods, Inc. (“Cains) and Associated Brands, Inc. (“Associated Brands U.S.”) in the United States and E.D. Smith Foods, Ltd. (“E.D. Smith”) and Associated Brands Inc. in Canada (“Associated Brands Canada”). Bay Valley is a Delaware limited liability company, a 100% owned subsidiary of TreeHouse. E.D. Smith, Sturm, S.T. Foods, Cains, Associated Brands U.S. and Associated Brands Canada are direct or indirect 100% owned subsidiaries of Bay Valley.

TreeHouse Foods, Inc. is a Delaware corporation incorporated on January 25, 2005 that was created from Dean Foods’ spin-off of certain of its specialty businesses to its shareholders. Our principal executive offices are located at 2021 Spring Road, Suite 600, Oak Brook, Illinois 60523. Our telephone number is 708-483-1300. Our website address is www.treehousefoods.com. The information on or accessible through our website is not part of this prospectus and should not be relied upon in connection with making any investment decision with respect to any securities that we offer through this prospectus.

THE SUBSIDIARY GUARANTORS

Certain of our domestic subsidiaries (which we refer to as the “subsidiary guarantors” in this prospectus), may fully and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. Financial information concerning our subsidiary guarantors and any non-guarantor subsidiaries will be included in our consolidated financial statements filed as part of our periodic reports filed pursuant to the Exchange Act to the extent required by the rules and regulations of the SEC.

Additional information concerning our subsidiaries and us is included in our periodic reports and other documents incorporated by reference in this prospectus. Please read “Where You Can Find More Information.”

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. No shares of our preferred stock were outstanding during the periods indicated. Therefore, the ratios of earnings to fixed charges and preferred dividends are not separately stated from the ratios of earnings to fixed charges for the periods indicated.

	Nine Months Ended		Fiscal Year Ended December 31,
	September 30, 2013	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges	2.80	2.79	2.96	3.39	5.03	2.04

The ratio of earnings to fixed charges is computed by dividing (i) income from continuing operations before taxes and fixed charges by (ii) fixed charges. Our fixed charges consist of interest expense on indebtedness, capitalized interest, tax interest and the portion of rental expense that we deem to be representative of the interest factor of rental payments.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement or other offering materials, we intend to use the net proceeds of any offering of our securities for working capital and other general corporate purposes, including acquisitions, repayment or refinancing of debt and other business opportunities. We will have significant discretion in the use of any net proceeds. The net proceeds from the sale of securities may be invested temporarily until they are used for their stated purpose. We may provide additional information on the use of the net proceeds from the sale of our securities in an applicable prospectus supplement or other offering materials related to the offered securities.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the capital stock, debt securities, warrants, subscription rights, stock purchase contracts and stock purchase units that we may offer and sell from time to time. These summary descriptions are not meant to be complete descriptions of any security. At the time of an offering and sale, this prospectus together with the accompanying prospectus supplement will contain the material terms of the securities being offered.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and of certain provisions of Delaware law do not purport to be complete and are subject to and qualified in their entirety by reference to our certificate of incorporation, our by-laws and the Delaware General Corporation Law, as amended, or the DGCL. Copies of our certificate of incorporation and our by-laws have been filed with the SEC and are filed as exhibits to the registration statement of which this prospectus forms a part.

As used in this “Description of Capital Stock,” the terms “we,” “our,” “ours” and “us” refer only to TreeHouse Foods, Inc., a Delaware corporation, and not, unless otherwise indicated, to any of our subsidiaries.

As of the date hereof, our authorized capital stock consists of 100,000,000 shares, of which 90,000,000 shares are common stock, par value $0.01 per share, and 10,000,000 shares are preferred stock, par value $0.01 per share. As of October 31, 2013, we had 36,414,439 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. All of our outstanding shares of common stock are fully paid and non-assessable.

Our common stock is listed on the New York Stock Exchange under the symbol “THS.”

Common Stock

Dividend Rights. Subject to the dividend rights of the holders of any outstanding preferred stock, the holders of shares of common stock are entitled to receive ratably dividends out of funds lawfully available therefore at such times and in such amounts as our board of directors may from time to time determine.

Rights Upon Liquidation. Upon liquidation, dissolution or winding up of our affairs, the holders of common stock are entitled to share ratably in our assets that are legally available for distribution, after payment of all debts, other liabilities and any liquidation preferences of outstanding preferred stock.

Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive or similar rights.

Voting Rights. Each outstanding share of common stock is entitled to one vote at all meetings of stockholders, provided, however, that except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of outstanding preferred stock. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Other than the election of directors, if an action is to be taken by vote of the stockholders, it will be authorized by a majority of the votes cast by the holders of shares entitled to vote on the action, unless a greater vote is required in our certificate of incorporation or by-laws. Directors are elected by a plurality of the votes cast at an election.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation preferences of each of these series. We may amend from time to time our certificate of incorporation to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of our shares entitled to vote.

The particular terms of any series of preferred stock that we offer under this prospectus will be described in the applicable prospectus supplement relating to that series of preferred stock. Those terms may include:

•	the title and liquidation preference per share of the preferred stock and the number of shares offered;

•	the purchase price of the preferred stock;

•	the dividend rate (or method of calculation), the dates on which dividends will be payable, whether dividends shall be cumulative and, if so, the date from which dividends will begin to accumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	any conversion, redemption or exchange provisions of the preferred stock;

•	the voting rights, if any, of the preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

You should refer to the certificate of designations establishing a particular series of preferred stock which will be filed with the Secretary of State of the State of Delaware and the SEC in connection with any offering of preferred stock.

Each prospectus supplement relating to a series of preferred stock may describe certain U.S. federal income tax considerations applicable to the purchase, holding and disposition of such series of preferred stock.

Dividend Rights. The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation) on the common stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock (unless otherwise set forth in the applicable prospectus supplement) will be entitled to receive dividends when, as and if declared by our board of directors or, if dividends are cumulative, full cumulative dividends for the current and all prior dividend periods. We will pay those dividends either in cash, shares of preferred stock or otherwise, at the rate and on the date or dates set forth in the applicable prospectus supplement. With respect to each series of preferred stock that has cumulative dividends, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest. The applicable prospectus supplement will indicate the relative ranking of the particular series of the preferred stock as to the payment of dividends, as compared with then-existing and future series of preferred stock.

Rights Upon Liquidation. The preferred stock of each series will be preferred over the common stock and other stock ranking junior to that series of preferred stock as to assets, so that the holders of that series of preferred stock (unless otherwise set forth in the applicable prospectus supplement) will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up, and before any distribution is made to the holders of common stock and other stock ranking junior to that series of preferred stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock of that series will not be entitled to any other or further payment. If upon any liquidations, dissolution or winding up, our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders in each series are entitled, subject to any provisions of any series of preferred stock that rank it junior or senior to other series of preferred stock upon liquidation. The applicable prospectus supplement will indicate the relative ranking of the particular series of the preferred stock upon liquidation, as compared with then-existing and future series of preferred stock.

Conversion, Redemption or Exchange Rights. The shares of a series of preferred stock will be convertible at the option of the holder of the preferred stock, redeemable at our option or the option of the holder, as applicable, or exchangeable at our option, into another security, in each case, to the extent set forth in the applicable prospectus supplement.

Voting Rights. Except as indicated in the applicable prospectus supplement or as otherwise from time to time required by law, the holders of preferred stock will have no voting rights.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law

Business Combinations Act

We are subject to the provisions of Section 203 of DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Certificate of Incorporation and By-law Provisions

Our certificate of incorporation and our by-laws also contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. For example, our certificate of incorporation and our by-laws divide our board of directors into three classes with staggered three-year terms. Under our certificate of incorporation and our by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

Our certificate of incorporation and our by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation provides that stockholders representing at least a majority of the votes which all stockholders would be entitled to cast in any annual election of directors have the right to call special meetings of stockholders. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting, and not by written consent.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Certain Effects of Authorized But Unissued Stock

Our authorized but unissued shares of common stock and preferred stock may be issued without additional stockholder approval and may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

The issuance of preferred stock could have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount available for distribution to holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, lender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of us.

We plan to issue additional shares of common stock in connection with our employee benefit plans. We do not currently have any plans to issue shares of preferred stock.

Limitation of Liability of Directors

Our certificate of incorporation contains a provision that limits the liability of our directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Such limitation does not, however, affect the liability of a director (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) in respect of certain unlawful dividend payments or stock redemptions or purchases and (4) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. This provision does not limit or eliminate our rights or the rights of our stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our directors and officers have indemnification protection.

Transfer Agent and Registrar

Computershare Investor Services acts as transfer agent and registrar of our common stock.

DESCRIPTION OF DEBT SECURITIES

General

As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue separately, upon exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit, from time to time. The debt securities offered by this prospectus will be issued under one of two separate indentures among us, the subsidiary guarantors of such debt securities, if any, and a trustee. We have filed the forms of indenture as exhibits to the registration statement of which this prospectus is a part. The senior note indenture and the subordinated note indenture are sometimes referred to in this prospectus individually as an “indenture” and collectively as the “indentures.” We may also issue debt securities under a separate, new indenture. If that occurs, we will describe any differences in the terms of any such indenture in the prospectus supplement.

The debt securities will be obligations of TreeHouse and will be either senior or subordinated debt securities. We have summarized selected material provisions of the indentures and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indentures. As used in this “Description of Debt Securities,” the terms “we,” “our,” “ours” and “us” refer only to TreeHouse Foods, Inc. and not to any of its subsidiaries. Section references included in this summary of our debt securities, unless otherwise indicated, refer to specific sections of the indentures.

We may issue debt securities at any time and from time to time in one or more series under the indentures. The indentures give us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of the same series. If specified in the prospectus supplement respecting a particular series of debt securities, one or more subsidiary guarantors will fully and unconditionally guarantee that series as described under “— Subsidiary Guarantee” and in the applicable prospectus supplement. Each subsidiary guarantee will be an unsecured obligation of the subsidiary guarantor. A subsidiary guarantee of subordinated debt securities will be subordinated to the senior debt of the subsidiary guarantor on the same basis as the subordinated debt securities are subordinated to our senior debt.

We will describe the particular material terms of each series of debt securities we offer in a supplement to this prospectus. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. The terms of our debt securities will include those set forth in the indentures and those made a part of the indentures by the Trust Indenture Act of 1939, as amended. You should carefully read the summary below the applicable prospectus supplement and the provisions of the indentures that may be important to you before investing in our debt securities.

Ranking

The senior debt securities offered by this prospectus will:

•	be general obligations,

•	rank equally with all other unsubordinated indebtedness of TreeHouse or any subsidiary guarantor (except to the extent such other indebtedness is secured by collateral that does not also secure the senior debt securities offered by this prospectus), and

•	with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries (except to the extent that the senior debt securities are guaranteed by our subsidiaries as described below).

The subordinated debt securities offered by this prospectus will:

•	be general obligations,

•	rank subordinated and junior in right of payment, to the extent set forth in the subordinated note indenture to all senior debt of TreeHouse and any subsidiary guarantor, and

•	with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries (except to the extent that the subordinated debt securities are guaranteed by our subsidiaries as described below).

A substantial portion of our assets are owned through our subsidiaries, many of which may have debt or other liabilities of their own that will be structurally senior to the debt securities. Therefore, unless the debt securities are guaranteed by our subsidiaries as described below, TreeHouse’s rights and the rights of TreeHouse’s creditors, including holders of debt securities, to participate in the assets of any subsidiary upon any such subsidiary’s liquidation may be subject to the prior claims of the subsidiary’s other creditors.

In addition, because our operations are conducted through our subsidiaries, the cash flow and the consequent ability to service our indebtedness, including the debt securities, are dependent upon the earnings of our subsidiaries and the distribution of those earning or upon the payments of funds by those subsidiaries to us. Our subsidiaries are separate and distinct legal entities and, unless the debt securities are guaranteed by our subsidiaries as described below, our subsidiaries have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities or to make funds available to us, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to contractual or statutory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. We may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture. The indentures also do not limit our ability to incur other debt.

Subject to the exceptions, and subject to compliance with the applicable requirements set forth in the indentures, we may discharge our obligations under the indentures with respect to our debt securities as described below under “— Defeasance.”

Terms

We will describe the specific material terms of the series of debt securities being offered in a supplement to this prospectus. These terms may include some or all of the following:

•	the title of the debt securities,

•	whether the debt securities will be senior or subordinated debt securities,

•	whether and the extent to which any subsidiary guarantor will provide a subsidiary guarantee of the debt securities,

•	any limit on the total principal amount of the debt securities,

•	the date or dates on which the principal of the debt securities will be payable and whether the stated maturity date can be extended or the method used to determine or extend those dates,

•	any interest rate on the debt securities, any date from which interest will accrue, any interest payment dates and regular record dates for interest payments, or the method used to determine any of the foregoing, and the basis for calculating interest if other than a 360-day year of twelve 30-day months,

•	the place or places where payments on the debt securities will be payable, where the debt securities may be presented for registration of transfer, exchange or conversion, and where notices and demands to or upon us relating to the debt securities may be made, if other than the corporate trust office of the Trustee,

•	the right, if any, to extend the interest payment periods and the duration of any such deferral period,

•	the rate or rates of amortization of the debt securities, if any,

•	any provisions for redemption of the debt securities,

•	any provisions that would allow or obligate us to redeem or purchase the debt securities prior to their maturity pursuant to any sinking fund or analogous provision or at the option of the holder,

•	the purchase price for the debt securities and the denominations in which we will issue the debt securities, if other than minimum denomination of $2,000 and integral multiples of $1,000 above that amount,

•	any provisions that would determine payments on the debt securities by reference to an index, formula or other method and the manner of determining the amount of such payments

•	any foreign currency, currencies or currency units in which the debt securities will be denominated and in which principal, any premium and any interest will or may be payable and the manner for determining the equivalent amount in U.S. dollars,

•	any provisions for payments on the debt securities in one or more currencies or currency units other than those in which the debt securities are stated to be payable,

•	the portion of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated, if other than the entire principal amount,

•	if the principal amount to be paid at the stated maturity of the debt securities is not determinable as of one or more dates prior to the stated maturity, the amount that will be deemed to be the principal amount as of any such date for any purpose,

•	any variation of the defeasance and covenant defeasance sections of the indentures and the manner in which our election to defease the debt securities will be evidenced, if other than by a board resolution,

•	whether we will issue the debt securities in the form of temporary or permanent global securities, the depositaries for the global securities, and provisions for exchanging or transferring the global securities,

•	whether the interest rate or the debt securities may be reset,

•	whether the stated maturity of the debt securities may be extended,

•	any deletion or addition to or change in the events of default for the debt securities and any change in the rights of the Trustee or the holders or the debt securities arising from an event of default including, among others, the right to declare the principal amount of the debt securities due and payable,

•	any addition to or change in the covenants in the indentures,

•	any additions or changes to the indentures necessary to issue the debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons,

•	the appointment of any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or other agents with respect to the debt securities,

•	the terms of any right or obligation to convert or exchange the debt securities into any other securities or property,

•	the terms and conditions, if any, pursuant to which the debt securities are secured,

•	any restriction or condition on the transferability of the debt securities,

•	if the principal amount payable at the stated maturity of any debt security will not be determinable as of any one or more dates prior to the stated maturity, the amount which shall be deemed to be the principal amount of such debt securities as of any such date for any purpose, including the principal amount thereof which shall be due and payable upon any maturity other than the stated maturity or which shall be deemed to be outstanding as of any date prior to the stated maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined),

•	whether, under what circumstances and the currency in which we will pay any additional amounts on the debt securities as contemplated in the applicable indenture in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts (and the terms of any such option),

•	in the case of subordinated debt securities, any subordination provisions and related definitions which may be applicable in addition to, or in lieu of, those contained in the subordinated note indenture,

•	the exchanges, if any, on which the debt securities may be listed, and

•	any other terms of the debt securities consistent with the indentures. (Section 301)

Any limit on the maximum total principal amount for any series of the debt securities may be increased by resolution of our board of directors. (Section 301). We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original issue discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars.

Subsidiary Guarantee

If specified in the prospectus supplement, one or more subsidiary guarantors will guarantee the debt securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the subsidiary guarantee of the subsidiary guarantor.

Subject to the limitations described below and in the prospectus supplement, one or more subsidiary guarantors will jointly and severally, fully and unconditionally guarantee the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all our payment obligations under the indentures and the debt securities of a series, whether for principal of, premium, if any, or interest on the debt securities or otherwise. The subsidiary guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a subsidiary guarantee with respect to a subsidiary guarantor.

In the case of subordinated debt securities, a subsidiary guarantor’s subsidiary guarantee will be subordinated in right of payment to the senior debt of such subsidiary guarantor on the same basis as the subordinated debt securities are subordinated to our senior debt. No payment will be made by any subsidiary guarantor under its subsidiary guarantee during any period in which payments by us on the subordinated debt securities are suspended by the subordination provisions of the subordinated note indenture.

Each subsidiary guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the subsidiary guarantor without rendering such subsidiary guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each subsidiary guarantee will be a continuing guarantee and will:

•	remain in full force and effect until either payment in full of all of the applicable debt securities (or such debt securities are otherwise satisfied and discharged in accordance with the provisions of the applicable indenture) or released as described in the following paragraph,

•	be binding upon each subsidiary guarantor, and

•	inure to the benefit of and be enforceable by the applicable Trustee, the holders and their successors, transferees and assigns.

In the event that a subsidiary guarantor ceases to be a subsidiary of TreeHouse, either legal defeasance or covenant defeasance occurs with respect to a series of debt securities, or substantially all of the assets or all of the capital stock of such subsidiary guarantor is sold, including by way of sale, merger, consolidation or otherwise, such subsidiary guarantor will be released and discharged of its obligations under its subsidiary guarantee without further action required on the part of the Trustee or any holder, and no other person acquiring or owning the assets or capital stock of such subsidiary guarantor will be required to enter into a subsidiary guarantee. In addition, the prospectus supplement may specify additional circumstances under which a subsidiary guarantor can be released from its subsidiary guarantee.

Form, Exchange and Transfer

We will issue the debt securities in registered form, without coupons. Unless we inform you otherwise in the prospectus supplement, we will only issue debt securities in minimum denominations of $2,000 and integral multiples of $1,000 above that amount. (Section 302)

Holders generally will be able to exchange debt securities for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations. (Section 305)

Holders may present debt securities for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the debt securities if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of debt securities. However, we and the security registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. Unless we inform you otherwise in the prospectus supplement, we will appoint the Trustee as security registrar. We will identify any transfer agent in addition to the security registrar in the prospectus supplement. (Section 305). At any time we may:

•	designate additional transfer agents,

•	rescind the designation of any transfer agent, or

•	approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the debt securities at all times. (Sections 305 and 1002)

lf we elect to redeem a series of debt securities, neither we nor the Trustee will be required:

•	to issue, register the transfer of or exchange any debt securities of that series during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for the series and ending at the close of business on the day the notice is mailed, or

•	to register the transfer or exchange of any debt security of that series so selected for redemption, except for any portion not to be redeemed. (Section 305)

Payment and Paying Agents

Under the indentures, we will pay interest on the debt securities to the persons in whose names the debt securities are registered at the close of business on the regular record date for each interest payment. However, unless we inform you otherwise in the prospectus supplement, we will pay the interest payable on the debt securities at their stated maturity to the persons to whom we pay the principal amount of the debt securities. The initial payment of interest on any series of debt securities issued between a regular record date and the related interest payment date will be payable in the manner provided by the terms of the series, which we will describe in the prospectus supplement. (Section 307)

Unless we inform you otherwise in the prospectus supplement, we will pay principal, premium, if any, and interest on the debt securities at the offices of the paying agents we designate. However, except in the case of a global security (which payments of principal, premium, if any, and interest on such global security will be made to the Depository), we may pay interest:

•	by check mailed to the address of the person entitled to the payment as it appears in the security register, or

•	by wire transfer in immediately available funds to the place and account designated in writing at least fifteen days prior to the interest payment date by the person entitled to the payment as specified in the security register.

We will designate the Trustee as the sole paying agent for the debt securities unless we inform you otherwise in the prospectus supplement. If we initially designate any other paying agents for a series of debt securities, we will identify them in the prospectus supplement. At any time, we may designate additional paying agents or rescind the designation of any paying agents. However, we are required to maintain a paying agent in each place of payment for the debt securities at all times. (Sections 307 and 1002)

Any money deposited with the Trustee or any paying agent in trust for the payment of principal, premium, if any, or interest on the debt securities that remains unclaimed for one year after the date the payments became due, may be repaid to us upon our request, subject to any applicable abandoned property laws. After we have been repaid, holders entitled to those payments may only look to us for payment as our unsecured general creditors. The Trustee and any paying agents will not be liable for those payments after we have been repaid. (Section 1003)

Restrictive Covenants

We will describe any restrictive covenants for any series of debt securities in the prospectus supplement.

Consolidation, Merger and Sale of Assets

Under the indentures, we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to any person (as defined below) referred to as a “successor person” unless:

•	the successor person expressly assumes our obligations with respect to the debt securities and the indentures,

•	immediately after giving effect to the transaction, no event of default shall have occurred and be continuing and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, and

•	we have delivered to the Trustee the certificates and opinions required under the respective indenture. (Section 801)

Except in a transaction resulting in the release of a subsidiary guarantor under the terms of the indenture, a subsidiary guarantor may not, and we may not permit a subsidiary guarantor to, consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to any person (other than another subsidiary guarantor or us), referred to as a “successor person” unless:

•	the successor person expressly assumes the subsidiary guarantor’s obligations with respect to the debt securities and the indentures, and

•	the subsidiary guarantor has delivered to the Trustee the certificates and opinions required under the respective indenture. (Section 802)

As used in the indentures, the term “person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization, government or agency or political subdivision thereof.

Events of Default

Unless we inform you otherwise in the prospectus supplement, each of the following will be an event of default under the applicable indenture with respect to any series of debt securities:

•	our failure to pay principal or premium, if any, on that series of debt securities when such principal or premium, if any, becomes due,

•	our failure to pay any interest on that series of debt securities for 30 days after such interest becomes due,

•	our failure to deposit any sinking fund payment after such payment is due by the terms of that series of debt securities,

•	our failure to perform, or our breach, in any material respect, of any other covenant or warranty in the indenture with respect to that series of debt securities, other than a covenant or warranty included in such indenture solely for the benefit of another series of debt securities, for 90 days after either the Trustee has given us or holders of at least 25% in principal amount of the outstanding debt securities of that series have given us and the Trustee written notice of such failure to perform or breach in the manner required by the indentures,

•	specified events involving, the bankruptcy, insolvency or reorganization of us or, if a subsidiary guarantor has guaranteed the series of debt securities, such subsidiary guarantor,

•	or any other event of default we may provide for that series of debt securities,

provided, however, that no event described in the fourth bullet point above will be an event of default until an officer of the Trustee responsible for the administration of the indentures has actual knowledge of the event or until the trustee receives written notice of the event at its corporate trust office. (Section 501)

An event of default under one series of debt securities does not necessarily constitute an event of default under any other series of debt securities. If an event of default for a series of debt securities occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all the debt securities of that series due and immediately payable by a notice in writing to us (and to the trustee if given by the holders); provided that, in the case of an event of default involving certain events of bankruptcy, insolvency or reorganization, such acceleration is automatic; and provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, subject to certain conditions, rescind and annul such acceleration if all events of default, other than the nonpayment of accelerated principal have been cured or waived. Upon such acceleration, we will be obligated to pay the principal amount of that series of debt securities.

The right described in the preceding paragraph does not apply if an event of default occurs as described in the sixth bullet point above (i.e., other events of default), which is common to all series of our debt securities then outstanding. If such an event of default occurs and is continuing, either the Trustee or holders of at least 25% in principal amount of all series of the debt securities then outstanding, treated as one class, may declare the principal amount of all series of the debt securities then outstanding to be due and payable immediately by a notice in writing to us (and to the Trustee if given by the holders). Upon such declaration, we will be obligated to pay the principal amount of the debt securities.

If an event of default occurs and is continuing, the Trustee will generally have no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the holders, unless the holders offer indemnity reasonably satisfactory to the Trustee. (Section 603). The holders of a majority in principal amount of the outstanding debt securities of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee for the debt securities of that series, provided that:

•	the direction is not in conflict with any law or the indentures,

•	the Trustee may take any other action it deems proper which is not inconsistent with the direction, and

•	the Trustee will generally have the right to decline to follow the direction if an officer of the Trustee determines, in good faith, that the proceeding would involve the Trustee in personal liability or would otherwise be contrary to applicable law. (Section 512)

A holder of a debt security of any series may only institute proceedings or pursue any other remedy under the indentures if:

•	the holder gives the Trustee written notice of a continuing event of default,

•	holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the Trustee to institute proceedings with respect to such event of default,

•	the holders offer indemnity reasonably satisfactory to the Trustee against any loss, liability or expense in complying with such request,

•	the Trustee fails to institute proceedings within 60 days after receipt of the notice, request and offer or indemnity, and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the Trustee a direction inconsistent with the request. (Section 507)

However, these limitations do not apply to a suit by a holder of a debt security demanding payment of the principal, premium, if any, or interest on a debt security on or after the date the payment is due. (Section 508)

We will be required to furnish to the Trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indentures and specifying all of our known defaults, if any. (Section 1004)

Modification and Waiver

When authorized by a board resolution, we or any subsidiary guarantor, if applicable, may enter into one or more supplemental indentures with the Trustee without the consent of the holders of the debt securities in order to:

•	provide for the assumption of our obligations to holders of debt securities in the case of a merger or consolidation or sale of substantially all of our assets,

•	add to our or any subsidiary guarantor’s covenants for the benefit of the holders of any series of debt securities or to surrender any of our rights or powers,

•	add any additional events of default for any series of debt securities for the benefit of the holders of any series of debt securities,

•	add to, change or eliminate any provision of the indentures applying to one or more series of debt securities, provided that if such action adversely affects the interests of any holder of any series of debt securities in any material respect, such addition, change or elimination will become effective with respect to that series only when no such security of that series remains outstanding,

•	secure the debt securities,

•	establish the forms or terms of any series of debt securities as permitted by the terms of such indenture,

•	provide for uncertificated securities in addition to certificated securities,

•	evidence and provide for successor Trustees and to add to or change any provisions of the indentures to the extent necessary to appoint a separate Trustee or Trustees for a specific series of debt securities,

•	correct any ambiguity, defect or inconsistency under the indentures,

•	add subsidiary guarantors,

•	make any change that would provide any additional rights or benefits to the holders of debt securities or that does not adversely affect the interests of the holders of any series of debt securities in any material respect under the applicable indenture of any such holders,

•	supplement any provisions of the indentures necessary to defease and discharge any series of debt securities, provided that such action does not adversely affect the interests of the holders of any series of debt securities in any material respect,

•	comply with the rules or regulations of any securities exchange or automated quotation system on which any debt securities are listed or traded, or

•	add to, change or eliminate any provisions of the indentures in accordance with any amendments to the Trust Indenture Act of 1939, as amended, provided that such action does not adversely affect the rights or interests of any holder of debt securities in any material respect. (Section 901)

When authorized by a board resolution, we or any subsidiary guarantor, if applicable, may enter into one or more supplemental indentures with the Trustee in order to add to, change or eliminate provisions of the indentures or to modify the rights of the holders of one or more series of debt securities under such indentures if we obtain the consent of the holders of a majority in principal amount of the outstanding debt securities of all series affected by such supplemental indenture, treated as one class. However, without the consent of all holders of each outstanding debt security affected by the supplemental indenture, we may not enter into a supplemental indenture that:

•	except with respect to the reset of the interest rate or extension of maturity pursuant to the terms of a particular series, changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduces the principal amount of, or any premium or rate of interest on, any debt security,

•	reduces the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof,

•	changes the place or currency of payment of principal, premium, if any, or interest,

•	impairs the right to institute suit for the enforcement of any payment on or after such payment becomes due for any security,

•	except as provided in the applicable indenture, releases the subsidiary guarantee of a subsidiary guarantor,

•	reduces the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification of the indentures, for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults of the indentures,

•	makes certain modifications to the provisions for modification of the indentures and for certain waivers, except to increase the principal amount of debt securities necessary to consent to any such change or to provide that certain other provisions of the indentures cannot be modified or waived without the consent of the holders of each outstanding debt security affected by such change,

•	makes any change that adversely affects in any material respect the right to convert or exchange any convertible or exchangeable debt security or decreases the conversion or exchange rate or increases the conversion price of such debt security, unless such decrease or increase is permitted by the terms of such debt securities, or

•	changes the terms and conditions pursuant to which any series of debt securities are secured in a manner adverse to the holders of such debt securities in any material respect. (Section 902)

In addition, the subordinated note indenture may not be amended without the consent of each holder of subordinated debt securities affected thereby to modify the subordination of the subordinated debt securities issued under that indenture in a manner adverse to the holders of the subordinated debt securities in any material respect.

Holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults or noncompliance with restrictive provisions of the indentures. However, the consent of all holders of each outstanding debt security of a series is required to:

•	waive any default in the payment of principal, premium, if any, or interest, or

•	waive any covenants and provisions of an indenture that may not be amended without the consent of all holders of each outstanding debt security of the series affected. (Sections 513 and 1006)

In order to determine whether the holders of the requisite principal amount of the outstanding debt securities have taken an action under an indenture as of a specified date:

•	the principal amount of an “original issue discount security” that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of that date upon acceleration of the maturity to that date,

•	if, as of that date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of the debt security deemed to be outstanding as of that date will be an amount determined in the manner prescribed for the debt security,

•	the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the U.S. dollar equivalent, determined as of that date in the manner prescribed for the debt security, of the principal amount of the debt security or, in the case of it debt security described in the two preceding bullet points, of the amount described above, and

•	debt securities owned by us, any subsidiary guarantor or any other obligor upon the debt securities or any of our or their affiliates will be disregarded and deemed not to be outstanding.

An “original issue discount security” means a debt security issued under the indentures which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of maturity. Some debt securities, including those for the payment or redemption of which money has been deposited or set aside in trust for the holders, and those which have been legally defeased under the indentures, will not be deemed to be outstanding.

We will generally be entitled to set any day as a record date for determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under an indenture. In limited circumstances, the Trustee will be entitled to set a record date for action by holders of outstanding debt securities. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as we may specify, or the Trustee may specify, if it sets the record date. This period may be shortened or lengthened by not more than 180 days. (Section 104)

Conversion and Exchange Rights

The debt securities of any series may be convertible into or exchangeable for other securities of TreeHouse or another issuer or property or cash on the terms and subject to the conditions set forth in the applicable prospectus supplement.

Defeasance

When we use the term defeasance, we mean discharge from some or all of our, or if applicable, any subsidiary guarantor’s obligations under either indenture. Unless we inform you otherwise in the prospectus supplement, if we deposit with the Trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable and comply with all other conditions to defeasance set forth in the indentures, then, at our option, either of the following will occur:

•	we and any subsidiary guarantor will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”), or

•	we and any subsidiary guarantor will no longer have any obligation to comply with the restrictive covenants under the indentures, and the related events of default will no longer apply to us or any subsidiary guarantor, but some of our and any subsidiary guarantors’ other obligations under the indentures and the debt securities of that series, including the obligation to make payments on those debt securities, will survive (a “covenant defeasance”).

If we legally defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the indentures, except for:

•	the rights of holders of that series of debt securities to receive, solely from a trust fund, payments in respect of such debt securities when payments are due,

•	our obligation to register the transfer or exchange of debt securities,

•	our obligation to replace mutilated, destroyed, lost or stolen debt securities, and

•	our obligation to maintain paying agencies and hold moneys for payment in trust.

We may legally defease a series of debt securities notwithstanding any prior exercise of our option of covenant defeasance in respect of such series.

In addition, the subordinated note indenture provides that if we choose to have the legal defeasance provision applied to the subordinated debt securities, the subordination provisions of the subordinated note indenture will become ineffective. The subordinated note indenture also provides that if we choose to have covenant defeasance apply to any series of debt securities issued pursuant to the subordinated note indenture we need not comply with the provisions relating to subordination.

If we exercise either our legal defeasance or covenant defeasance option, any subsidiary guarantee will terminate.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the Trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect. (Sections 1601-1604)

Satisfaction and Discharge

We may discharge our obligations under the indentures while securities remain outstanding if (1) all outstanding debt securities issued under the indentures have become due and payable, (2) all outstanding debt securities issued under the indentures will become due and payable at their stated maturity within one year of the date of deposit, or (3) all outstanding debt securities issued under the indentures are scheduled for redemption in one year, and in each case, we have deposited with the Trustee an amount sufficient to pay and discharge all outstanding debt securities issued under the indentures on the date of their scheduled maturity or the scheduled date of the redemption and paid all other amounts payable under the indentures (Section 401). The subordinated note indenture provides that if we choose to discharge our obligations with respect to the subordinated debt securities, the subordination provisions of the subordinated note indenture will become ineffective. (Section 1810)

Subordination

Any subordinated debt securities issued under the subordinated note indenture will be subordinate and junior in right of payment to all Senior Debt (as defined below) of TreeHouse whether existing at the date of the subordinated note indenture or subsequently incurred. Upon any payment or distribution of assets of TreeHouse to creditors upon any:

•	liquidation;

•	dissolution;

•	winding-up;

•	receivership;

•	reorganization;

•	assignment for the benefit of creditors;

•	marshaling of assets; or

•	bankruptcy, insolvency or similar proceedings of TreeHouse;

the holders of Senior Debt will first be entitled to receive payment in full of the principal of and premium, if any, and interest on such Senior Debt before the holders of the subordinated debt securities will be entitled to receive or retain any payment to respect of the principal of and any premium or interest on the subordinated debt securities.

Upon the acceleration of the maturity of any subordinated debt securities, the holders of all Senior Debt outstanding at the time a such acceleration will first be entitled to receive payment in full of all amounts due thereon, including any amounts due upon acceleration, before the holders of subordinated debt securities will be entitled to receive or retain any payment in respect of the principal (including redemption payments), or premium, if any, or interest on the subordinated debt securities.

No payments on account of principal (including redemption payments), or premium, if any, or interest, in respect of the subordinated debt securities may be made if:

•	there has occurred and is continuing a default in any payment with respect to Senior Debt; or

•	there has occurred and is continuing a default with respect to any Senior Debt resulting in the acceleration of the maturity thereof.

“Debt” means, with respect to any person:

•	all indebtedness of such person for borrowed money;

•	all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	all obligations of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person;

•	all obligations of such person to pay the deferred purchase price of property or services, but excluding accounts payable or any other indebtedness or monetary obligations to trade creditors arising in the ordinary course of business in connection with the acquisition of goods or services;

•	all capital lease obligations of such person;

•	all Debt of others secured by a lien on any asset by such person;

•	all Debt and dividends of others guaranteed by such person to the extent such Debt and dividends are guaranteed by such person; and

•	all obligations for claims in respect of derivative products.

“Senior Debt” means the principal of, and premium, if any, and interest on Debt of TreeHouse, whether created, incurred or assumed on, before or after the date of the subordinated note indenture, unless the instrument creating or evidencing the Debt provides that such Debt is subordinated to or pari passu, with the subordinated debt securities.

Notices

Holders will receive notices by mail at their addresses as they appear in the security register. (Section 106)

Title

We, any subsidiary guarantors, the Trustees and any agent of us, any subsidiary guarantors or a Trustee may treat the person in whose name a debt security is registered on the applicable record date as the owner of the debt security for all purposes, whether or not it is overdue. (Section 309)

Governing Law

New York law governs the indentures and the debt securities. (Section 112)

Regarding the Trustee

If an event of default occurs under the indentures and is continuing, the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs in the exercise of the rights and powers granted to the Trustee under the indentures. The Trustee will become obligated to exercise any of its powers under the indentures at the request or direction of any of the holders of any debt securities issued under the indentures only after those holders have offered the Trustee indemnity reasonably satisfactory to it.

If the Trustee becomes one of our creditors, its rights to obtain payment of claims in specified circumstances, or to realize for its own account on certain property received in respect of any such claim as security or otherwise will be limited under the terms of the indentures (Section 613). The Trustee may engage in certain other transactions with us or any of the subsidiary guarantors; however, if the Trustee acquires any conflicting interest (within the meaning specified under the Trust Indenture Act of 1939, as amended), it will be required to eliminate the conflict or resign. (Section 608)

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our securities that we may issue from time to time.

The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The terms and conditions of the warrants will be described in the specific warrant agreement and the applicable prospectus supplement relating to such warrants. A form of warrant agreement, including the form of certificate representing the warrants, which contain provisions to be included in the specific warrant agreements that will be entered into with respect to particular offerings of warrants, will be filed as an exhibit or incorporated by reference into the registration statement of which this prospectus forms a part. A holder or prospective purchaser of our warrants should refer to the provisions of the applicable warrant agreement and prospectus supplement for more specific information.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase debt securities, preferred stock, common stock or other securities. These subscription rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The applicable prospectus supplement will describe the specific term of any offering of subscription rights for which this prospectus is being delivered. A holder or prospective holder of subscription rights should refer to the applicable prospectus supplement for more specific information.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and requiring us to sell to the holders, a specified number of shares of common stock at a future date or dates.

The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units, or stock purchase units, consisting of a stock purchase contract and either (x) senior debt securities, senior subordinated debt securities, subordinated debt securities or junior subordinated debt securities, or (y) debt obligations of third parties, including U.S. Treasury securities, in each case, securing the holder’s obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase contracts or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, or prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract. The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

PLAN OF DISTRIBUTION

TreeHouse may sell common stock, preferred stock, debt securities, warrants, subscription rights, stock purchase contracts and/or stock purchase units in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	by itself directly;

•	through agents;

•	through a combination of any of these methods of sale; or

•	through any other methods described in a prospectus supplement.

The prospectus supplements relating to an offering of securities will set forth the terms of such offering, including:

•	the purchase price of the offered securities and the proceeds to TreeHouse from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such offered securities may be listed.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale, the underwriters will acquire the offered securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of securities if any are purchased.

In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below:

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If a dealer is used in the sale, TreeHouse will sell such offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by that dealer at the time for resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Offered securities may be sold directly by TreeHouse to one or more institutional purchasers, or through agents designated by TreeHouse from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by TreeHouse to such agent will be set forth in the prospectus supplement relating to that offering, unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Other than our common stock, which is listed on the New York Stock Exchange, each of the securities issued hereunder will be a new issue of securities, will have no prior trading market, and may or may not be listed on a national securities exchange. Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom TreeHouse sells securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that there will be a market for the offered securities.

VALIDITY OF THE SECURITIES

The validity of the securities being offered hereby will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Certain Minnesota legal matters relating to the guarantees are being passed upon for us by Fredrikson & Byron, P.A. Certain Wisconsin legal matters relating to the guarantees are being passed upon for us by Foley & Lardner LLP.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from TreeHouse’s Annual Report on Form 10-K and the effectiveness of TreeHouse’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Company’s Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Our SEC filings, including the registration statement and the exhibits and schedules thereto are also available to the public from the SEC’s website at http://www.sec.gov. You can also access our SEC filings through our website at www.treehousefoods.com. Except as expressly set forth below, we are not incorporating by reference the contents of the SEC website or our website into this prospectus.

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus the following documents:

(a)	Annual Report on Form 10-K for the year ended December 31, 2012 filed on February 21, 2013.

(b)	Quarterly Reports on Form 10-Q for the periods ended March 31, 2013, June 30, 2013 and September 30, 2013, filed with the SEC on May 9, 2013, August 8, 2013 and November 7, 2013, respectively.

(c)	Current Reports on Form 8-K filed with the SEC on April 26, 2013, May 9, 2013, and August 8, 2013.

(d)	The description of our common stock contained in our Registration Statement on Form 10 filed pursuant to Section 12(b) of the Exchange Act.

(e)	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all of the securities offered by this prospectus are sold.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC, unless we expressly provide otherwise.

You may request a copy of these filings and any exhibit incorporated by reference in these filings at no cost, by writing or telephoning us at the following address or number:

TreeHouse Foods, Inc.

2021 Spring Road, Suite 600

Oak Brook, Illinois 60523

(708) 483-1300

Attention: Secretary

4,304,636 Shares

TreeHouse Foods, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

J.P. Morgan

Wells Fargo Securities

BofA Merrill Lynch

BMO Capital Markets

SunTrust Robinson Humphrey

Barclays

BB&T Capital Markets

William Blair

Stephens Inc.

July 17, 2014